SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

A free translation from the original in Portuguese

FINANCIAL STATEMENTS

PETRÓLEO BRASILEIRO S.A. –
PETROBRAS

December 31, 2004 and 2003 together
with Report of Independent Auditors

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

FINANCIAL STATEMENTS

December 31, 2004 and 2003

Contents

Report of Independent Auditors	1

Balance Sheet	3
Statement of Income	4
Statement of Changes in Shareholders’ Equity (Parent Company)	5
Statement of Changes in Financial Position	6
Statement of Cash Flows	8
Statement of Value Added	9
Statement Segmentation of Business (Consolidated)	10
Social Balance Sheet
Notes to the Financial Statements	14

1. Consolidation principles	13
2. Summary of significant accounting policies	15
3. Cash and cash equivalents	19
4. Accounts receivable, net	20
5. Inventories	20
6. Petroleum and alcohol account – National Treasury Secretariat (STN)	21
7. Marketable securities	22
8. Project financings	23
9. Investments	36
10. Property, plant and equipment	59
11. Financings	67
12. Financial income (expenses), net and other operating income (expenses), net	72
13. Taxes, contributions and participations	74
14. Employee benefits	80
15. Profit sharing for employees and management	90
16. Accounts payable – temporary agreement on price stabilization in Argentina	90
17. Shareholders’ equity	91
18. Commitments and contingencies	95
19. Guarantees on concession contracts for oil exploration	106
20. Segment information	106
21. Derivative instruments, hedging and risk management activities	108
22. Environment	117
23. Remuneration of parent company directors and employees (in reais)	117
24. Subsequent events	117

A free translation from the original in Portuguese

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

1.

We have audited the accompanying balance sheets of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the consolidated balance sheets of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

We conducted our audits in accordance with auditing standards generally accepted in Brazil, including: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the consolidated financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries at December 31, 2004 and 2003, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

4.

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph. The Social Balance Sheet and the statements of cash flow (consolidated and parent company), of value added (consolidated and parent company) and segmentation of business (consolidated), prepared in accordance with the accounting practices adopted in Brazil, are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rio de Janeiro, February 25, 2005

ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O-6 - F - RJ

Paulo José Machado
Accountant CRC - 1RJ 061.469/O - 4

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Balance sheet
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Consolidated		Parent Company

Assets	2004	2003	2004	2003

Current assets
Cash and cash equivalents (Note 3)	18.943.428	24.952.544	11.580.288	20.223.379
Restricted bank accounts	217.748	102.195
Accounts receivable, net (Note 4)	10.609.231	8.134.569	7.421.319	5.856.483
Dividends receivable (Note 9c)	48.625		440.240	474.458
Inventories (Note 5)	14.418.636	10.395.149	11.555.627	8.382.732
Taxes, contributions and participations (Note 13)	4.494.737	4.040.132	2.966.007	2.965.599
Prepaid expenses (Note 10e)	874.293	722.962	735.261	556.426
Other current assets	1.680.720	2.353.867	744.528	787.544

	51.287.418	50.701.418	35.443.270	39.246.621

Noncurrent assets
Accounts receivable, net (Note 4)	2.905.347	2.812.306	35.220.122	23.307.148
Petroleum and Alcohol Account - STN (Note 6)	748.788	689.360	748.788	689.360
Marketable securities (Note 7)	557.486	638.837	4.840	4.839
Project financings (Note 8a)	919.852	1.959.947	1.830.257	2.694.871
Advances to suppliers (Note 8a)	958.692	1.021.751	958.692	1.021.751
Judicial deposits (Note 18f)	1.510.089	1.335.350	766.381	604.077
Investments in privatization process (Note 9r)	331.589	244.753	1.476	2.500
Prepaid expenses (Note 10e)	1.384.303	1.173.972	1.076.077	848.677
Advance for migration - pension plan (Note 14a)	1.217.612	1.193.322	1.217.612	1.193.322
Deferred income tax and social contribution (Note 13a)	4.005.318	3.300.899	2.030.268	2.023.031
Structured finance of exports		866.760
Compulsory loans ELETROBRAS	117.488	118.305	117.488	118.305
Other noncurrent assets	1.560.176	1.593.378	1.155.662	1.156.416

	16.216.740	16.948.940	45.127.663	33.664.297

Permanent assets
Investments (Note 9)	2.075.027	2.022.657	14.048.878	11.816.533
Property, plant and equipment (Note 10)	76.745.317	65.946.649	42.582.076	34.825.796
Deferred charges	710.616	614.699	434.058	269.406

	79.530.960	68.584.005	57.065.012	46.911.735

Total assets	147.035.118	136.234.363	137.635.945	119.822.653

	Consolidated		Parent Company

Liabilities and shareholders’ equity	2004	2003	2004	2003

Current liabilities
Financing (Note 11)	5.139.605	7.577.888	1.144.973	1.347.164
Interest on financing (Note 11)	355.596	554.183	165.265	185.031
Suppliers	9.037.303	7.039.312	26.949.707	20.688.178
Taxes, contribution and participation (Note 13)	7.688.987	7.323.763	6.583.563	6.406.289
Dividends (Note 17c)	5.062.239	5.659.187	5.044.074	5.647.170
Project financings (Note 8d)	1.236.683	2.141.042	4.652.469	4.160.023
Provision for pension plan (Note 14c)	441.374	462.349	414.865	434.667
Payroll and related charges	871.957	808.215	653.812	617.555
Contingency accrual (Note 18a)	333.111	1.720.610	333.111	1.720.610
Advances from customers	780.028	664.537	381.719	463.525
Other payables	3.011.109	2.946.778	1.613.792	1.871.460

	33.957.992	36.897.864	47.937.350	43.541.672

Long-term liabilities
Financing (Note 11)	31.721.395	34.115.878	8.589.120	9.722.513
Subsidiaries and affiliated companies (Note 9c)	74.352	17.453	3.420.119	4.109.494
Deferred income tax and social contribution (Note 13a)	6.747.084	6.044.032	5.263.660	4.444.930
Provision for pension plan (Note 14c)	696.273	345.398	601.347	288.249
Provision for health care benefits (Note 14c)	5.673.650	4.563.826	5.214.410	4.216.517
Contingency accrual (Note 18a)	629.307	842.347	220.721	221.051
Other payables	2.499.086	2.109.131	2.135.582	1.758.655

	48.041.147	48.038.065	25.444.959	24.761.409

Deferred income (Note 9e)	502.171	311.735

Minority interest	2.262.245	1.619.370

Shareholders’ equity (Note 17)
Capital	33.235.445	20.201.941	33.235.445	20.201.941
Capital reserves	354.673	339.865	354.673	339.865
Revaluation reserve	69.094	72.029	69.094	72.029
Revenue reserves	28.612.351	28.753.494	30.594.424	30.905.737

	62.271.563	49.367.329	64.253.636	51.519.572

Total liabilities and shareholders’ equity	147.035.118	136.234.363	137.635.945	119.822.653

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

STATEMENT OF INCOME
Years ended December 31, 2004 and 2003
(In thousands of reais, except per share amounts)

	Consolidated		Parent Company

	2004	2003	2004	2003

Gross operating revenues
Sales
Products	149.973.540	131.837.043	119.709.723	107.147.946
Services, mainly freight	429.672	151.217	315.004	213.296

	150.403.212	131.988.260	120.024.727	107.361.242
Sales deductions	(42.201.733)	(36.245.558)	(34.450.292)	(30.488.178)

Net operating revenues	108.201.479	95.742.702	85.574.435	76.873.064
Cost of products and services sold	(63.100.143)	(52.893.317)	(48.607.576)	(40.579.901)

Gross profit	45.101.336	42.849.385	36.966.859	36.293.163

Operating expenses
Selling	(4.751.501)	(3.364.418)	(2.858.630)	(2.295.896)
Financial (Note 12)
Expenses	(4.101.844)	(3.195.132)	(2.252.841)	(1.980.791)
Income	930.789	1.817.356	1.232.940	2.292.425
Net monetary and exchange variation (Note 12)	753.178	2.727.906	328.870	1.009.483
General and administrative
Directors’ fees	(26.390)	(28.765)	(3.214)	(3.014)
Administrative	(4.006.311)	(3.140.912)	(2.596.338)	(1.984.471)
Taxes	(1.206.284)	(982.611)	(807.547)	(650.884)
Cost of research and technological development	(695.650)	(570.850)	(688.562)	(570.858)
Exploratory costs for the extraction of crude oil and gas	(1.735.624)	(1.637.818)	(1.219.946)	(1.279.240)
Other operating expenses, net (Note 12)	(2.865.627)	(5.591.195)	(3.595.151)	(5.948.450)

	(17.705.264)	(13.966.439)	(12.460.419)	(11.411.696)

Participation in subsidiaries and affiliated companies
Equity pickup (Note 9b)	(144.661)	(1.009.121)	1.349.879	706.015

Operating income	27.251.411	27.873.825	25.856.319	25.587.482

Nonoperating expenses	(531.125)	(484.708)	(550.694)	(319.650)

Income before social contributions, income tax, profit
sharing for employees and management and minority interest	26.720.286	27.389.117	25.305.625	25.267.832
Social contribution (Note 13c)	(1.928.597)	(2.045.555)	(1.830.978)	(1.896.639)
Income tax (Note 13c)	(5.321.097)	(5.770.142)	(5.060.476)	(5.069.436)

Income before profit sharing for employees and management
and minority interest	19.470.592	19.573.420	18.414.171	18.301.757
Profit sharing for employees and management (Note 15)	(783.224)	(894.442)	(660.000)	(777.051)

Income before minority interest	18.687.368	18.678.978	17.754.171	17.524.706

Minority interest	(826.614)	(884.309)

Net income for the year	17.860.754	17.794.669	17.754.171	17.524.706

Net income per share of paid-up capital
at year end - R$ (Note 17a)	16,29	16,23	16,19	15,98

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Statement of changes in shareholders’ equity (parent company)
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Capital		Capital reserves			Revenue reserves

	Subscribed and paid-up capital	Monetary adjustments	Subventions AFRMM	Tax incentives	Revaluation reserve	Legal	Statutory	Retention of earnings	Retained earnings	Total shareholders’ equity

At December 31, 2002	16.291.561	339.307	99.009	213.766	93.756	2.271.467	579.846	16.882.018		36.770.730
Prior years adjustments (Note 2h)									2.373.858	2.373.858
Capital increase on January 29, 2003	444.797									444.797
Capital increase - EGM - March 27, 2003	3.100.715							(3.100.715)
Capital increase on May 9, 2003	25.561									25.561
AFRMM funds used			27.090							27.090
Realization of reserves					(21.727)				21.727
Net income for the year									17.524.706	17.524.706
Appropriation of net income to reserves						876.235	99.313	10.901.988	(11,877,536)
Retention of earnings								2.395.585	(2,395,585)
Proposed dividends (Note 17c)									(5.647.170)	(5.647.170)

At December 31, 2003	19.862.634	339.307	126.099	213.766	72.029	3.147.702	679.159	27.078.876		51.519.572

Capital increase on March 29, 2004	13.033.504							(13.033.504)
Treasury shares									(2)	(2)
AFRMM funds used			14.808							14.808
Reserves set up					9.161					9.161
Realization of reserves					(12.096)				12.096
Net income for the year									17.754.171	17.754.171
Appropriation of net income to reserves						887.708	164.480	11.657.907	(12.710.095)
Retention of earnings								12.096	(12.096)
Proposed dividends (Note 17c)									(5.044.074)	(5.044.074)

At December 31, 2004	32.896.138	339.307	140.907	213.766		4.035.410	843.639	25.715.375

	33.235.445		354.673		69.094		30.594.424			64.253.636

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

STATEMENT OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Consolidated		Parent Company

	2004	2003	2004	2003

Financial resources were provided by:
Operations
Net income for the year	17.860.754	17.794.669	17.754.171	17.524.706
Minority interest	826.614	884.309
Equity pickup	56.649	1.001.364	(1.345.357)	(698.957)
Goodwill/discount - amortization	14.900	7.757	(4.522)	(7.058)
Dividends	202.545	101.407	546.885	474.458
Depreciation and amortization	6.170.537	5.082.142	3.807.002	2.850.438
Net book value of permanent assets written off	1.988.902	1.232.114	1.097.034	796.498
Monetary and exchange variation and net earnings on
noncurrent assets and long-term liabilities	(2.001.985)	(4.414.832)	127.926	330.830
Employee benefits and other provisions	2.555.545	649.976	2.195.396	1.931.313
Deferred income tax and social contribution, net	1.733.745	(330.644)	821.126	388.074
Other	(33.160)	(70.290)	7.793

	29.375.046	22.008.262	24.929.371	23.598.095

Shareholders
Capital payment		470.358		470.358

		470.358		470.358

Other sources:
Financing	4.573.214	11.659.644	369.624	2.227.694
Credits and subventions for investments	14.808	27.090	14.808	27.090
Proceeds from the sale of assets	2.622.726		2.622.726
Increase (decrease) in long-term liabilities	(2.073.501)	634.025	(1.273.477)	(988.420)

	5.137.247	12.320.759	1.733.681	1.266.364

Total funds provided	34.512.293	34.799.379	26.663.052	25.334.817

Financial resources were used for:
Increase in the Petroleum and Alcohol Account - STN	46.252	15.216	46.252	15.216
Investments	910.167	43.946	1.214.962	888.191
Acquisition of minority interest	45.349	527.387
Property, plant and equipment:
Cost of exploration and developing production of oil and gas	7.042.225	6.129.811	5.813.253	4.884.759
Other	11.993.176	11.729.659	7.094.042	6.282.364
Deferred charges	260.197	167.859	169.453	86.940
Transactions with subsidiaries and affiliated companies			13.248.121	(3.467.038)
Monetary and exchange variation allocated to permanent assets	(1.774.139)	(3.762.685)
Increase in ventures under negotiation	593.844	1.019.031	615.991	996.610
Transfer of financing and suppliers to current liabilities	5.706.659	4.485.048	1.394.149	1.354.920
Increase in noncurrent assets	690.642	4.396.731	221.784	2.360.970
Proposed dividends	5.062.239	5.659.187	5.044.074	5.647.170

Total funds used	30.576.611	30.411.190	34.862.081	19.050.102

Increase in working capital from subsidiary merged and
prior year adjustments	409.810	(197.556)

Increase (decrease) in working capital	3.525.872	4.585.745	(8.199.029)	6.284.715

Changes in working capital
Current assets
At end of year	51.287.418	50.701.418	35.443.270	39.246.621
At beginning of year	50.701.418	38.430.991	39.246.621	31.975.821

	586.000	12.270.427	(3.803.351)	7.270.800

Current liabilities
At end of year	33.957.992	36.897.864	47.937.350	43.541.672
At beginning of year	36.897.864	29.213.182	43.541.672	42.555.587

	(2.939.872)	7.684.682	4.395.678	986.085

	3.525.872	4.585.745	(8.199.029)	6.284.715

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Consolidated		Parent Company

	2004	2003	2004	2003

Operating activities
Net income for the year	17.860.754	17.794.669	17.754.171	17.524.706

Adjustments:
Equity pickup	56.649	1.001.364	(1.345.357)	(698.957)
Goodwill/discount - amortization	14.900	7.757	(4.522)	(7.058)
Minority interest	826.614	884.309
Depreciation, amortization	6.170.537	5.082.142	3.807.002	2.850.438
Net book value of assets sold or disposed of	1.988.902	1.232.114	1.097.034	796.498
Monetary and exchange variation and charges
related to financing and intercompany loans	(311.776)	258.850	1.162.956	743.168
Exchange variation allocated to permanent assets	1.774.139	3.762.685
Deferred income tax and social contribution, net	979.725	650.491	1.692.288	(85.902)
Change in accounts receivable	(4.092.422)	(434.264)	(960.641)	405.596
Change in inventories	(4.023.487)	2.181.423	(3.100.484)	1.127.078
Change in the Petroleum and Alcohol Account - STN	(59.428)	(15.216)	(59.428)	(45.435)
Change in other assets	975.559	(475.408)	(653.075)	(221.282)
Change in suppliers	1.997.991	(179.393)	1.150.391	221.649
Change in taxes and social contributions	(348.554)	1.267.712	(693.887)	(390.797)
Change in project financing liabilities			3.053.526	2.477.478
Change in other liabilities	777.081	(8.170.892)	(1.064.773)	1.766.675
Change in short-term transactions with subsidiaries
and affiliated companies:
Accounts receivable	(207.327)	1.766.145	(1.020.593)	436.589
Accounts payable	56.901	(19.527)	333.250	(2.741.941)
Oil and oil products supply-foreign transactions	226.951	892.141
Effect on cash from merger of subsidiary and
affiliated companies			4.800.933	(1.652.960)

Cash generated by operating activities	24.663.709	26.498.594	25.948.791	22.505.543

Financing activities
Financing and intercompany loans, net	(3.523.610)	7.572.651	(14.850.768)	4.621.339
Dividends paid to shareholders	(5.470.124)	(2.733.402)	(5.424.070)	(2.706.521)

Cash generated by (used in) financing activities	(8.993.734)	4.839.249	(20.274.838)	1.914.818

Investing activities
Investment in oil and gas exploration and production	(13.518.226)	(10.303.173)	(9.126.349)	(6.652.075)
Investments in refining and transportation	(4.892.628)	(4.675.039)	(3.844.686)	(3.627.654)
Investment in gas and energy	(958.557)	(1.212.553)	(507.824)	(854.889)
Investment in distribution	(993.809)	(392.849)
Other investments	(840.494)	(725.718)	(812.850)	(468.504)
Dividends received	133.874	90.680	560.317	503.820
Ventures under negotiation	(609.251)	(1.041.476)	(585.652)	(1.019.055)

Cash used in investing activities	(21.679.091)	(18.260.128)	(14.317.044)	(12.118.357)

Net changes in the year	(6.009.116)	13.077.715	(8.643.091)	12.302.004

Cash at beginning of year	24.952.544	11.874.829	20.223.379	7.921.375

Cash at end of year	18.943.428	24.952.544	11.580.288	20.223.379

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF VALUE ADDED
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Consolidated				Parent Company

	2004		2003		2004		2003

Revenues
Sales of products and services and nonoperating income	150.562.055		132.024.808		120.071.338		107.373.702
Provision for uncollectible accounts – setting up	(183.247)		(117.560)		15.819		(16.866)

	150.378.808		131.907.248		120.087.157		107.356.836

Consumables from third parties
Raw material consumed	(4.823.272)		(6.683.232)		(14.427.689)		(7.840.694)
Cost of products for resale	(28.694.437)		(18.044.080)		(7.660.105)		(4.595.110)
Materials, electricity, services from third parties and other	(15.072.169)		(20.936.620)		(12.914.941)		(18.562.960)

	(48.606.878)		(45.663.932)		(35.002.735)		(30.998.764)

Gross added value	101.772.034		86.243.316		85.084.422		76.358.072

Retention
Depreciation and amortization	(6.170.537)		(5.082.142)		(3.807.002)		(2.850.438)

Net value added generated by the Company	95.618.393		81.161.174		81.277.420		73.507.634

Value added received in transfers
Equity pickup	(56.649)		(999.819)		1.345.357		698.957
Financial income - includes monetary and exchange variation	1.668.226		844.865		1.383.909		1.381.628
Goodwill/discount – amortization	(14.900)		(9.879)		4.522		7.058

	1.596.677		(164.833)		2.733.788		2.087.643

Total value added available for distribution	97.198.174		80.996.341		84.011.208		75.595.277

Distribution of value added

Personnel
Salaries, benefits and related charges
Profit sharing for employees and management	5.489.891	6%	4.273.139	5%	3.713.854	4%	2.834.806	4%
	783.224	1%	894.442	1%	660.000	1%	777.051	1%

	6.273.115	7%	5.167.581	6%	4.373.854	5%	3.611.857	5%

Government entities
Taxes and social contributions	46.895.105	48%	42.938.134	53%	41.911.641	50%	39.243.630	52%
Governmental participation	11.326.516	12%	9.773.935	12%	10.823.792	13%	9.310.372	12%
Deferred income tax and social contribution	979.724	1%	(338.015)		1.692.288	2%	(85.902)

	59.201.345	61%	52.374.054	65%	54.427.721	65%	48.468.100	64%

Financial institutions and suppliers
Financial expenses, interest, rentals and charters	13.036.346	13%	4.775.728	6%	7.455.462	9%	5.990.614	8%

Shareholders
Dividends	5.044.909	5%	5.650.437	7%	5.044.074	6%	5.647.170	7%
Minority interest	826.614	1%	884.309	1%
Retained earnings	12.815.845	13%	12.144.232	15%	12.710.097	15%	11.877.536	16%

	18.687.368	19%	18.678.978	23%	17.754.171	21%	17.524.706	23%

Value added distributed	97.198.174	100%	80.996.341	100%	84.011.208	100%	75.595.277	100%

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF SEGMENTATION OF BUSINESS (CONSOLIDATED)
Years ended December 31, 2004 and 2003
(In thousands of reais)

	2004

	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Eliminations	Total

Assets	45.619.978	37.161.611	12.991.968	8.173.299	21.287.244	40.091.171	(18.290.153)	147.035.118

Current assets	4.268.510	19.564.162	2.799.301	4.610.480	5.751.675	18.998.735	(4.705.445)	51.287.418

Cash/short-term investments	69.243	1.338.456	469.534	304.165	1.387.175	15.374.855		18.943.428
Other current assets	4.199.267	18.225.706	2.329.767	4.306.315	4.364.500	3.623.880	(4.705.445)	32.343.990
Noncurrent assets	4.767.498	1.639.184	2.263.950	902.740	985.380	18.906.195	(13.248.207)	16.216.740

Petroleum and Alcohol Account - STN						748.788		748.788
Marketable securities	425.131	4.983	243	2.689	12.177	698.885	(586.622)	557.486
Other noncurrent assets	4.342.367	1.634.201	2.263.707	900.051	973.203	17.458.522	(12.661.585)	14.910.466
Permanent assets	36.583.970	15.958.265	7.928.717	2.660.079	14.550.189	2.186.241	(336.501)	79.530.960

	2003

	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Eliminations	Total

Assets	38.102.074	28.927.292	11.835.298	5.664.061	22.603.402	44.006.114	(14.903.878)	136.234.363

Current assets	3.596.222	14.151.307	1.750.672	3.496.748	5.574.469	28.111.088	(5.979.088)	50.701.418

Cash/short-term investments	28.472	1.671.728	379.179	96.646	1.338.016	21.438.503		24.952.544
Other current assets	3.567.750	12.479.579	1.371.493	3.400.102	4.236.453	6.672.585	(5.979.088)	25.748.874
Noncurrent assets	5.168.488	1.339.803	2.879.468	802.196	836.754	14.433.423	(8.511.192)	16.948.940

Petroleum and Alcohol Account - STN						689.360		689.360
Marketable securities	517.841	4.938		1.212	238	114.608		638.837
Other noncurrent assets	4.650.647	1.334.865	2.879.468	800.984	836.516	13.629.455	(8.511.192)	15.620.743
Permanent assets	29.337.364	13.436.182	7.205.158	1.365.117	16.192.179	1.461.603	(413.598)	68.584.005

The assumptions used to prepare this statement are described in Note 20.

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF SEGMENTATION OF BUSINESS (CONSOLIDATED)
Years ended December 31, 2004 and 2003
(In thousands of reais)

	2004

	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Eliminations	Total

Statement of income

Net operating revenue	55.218.708	82.890.646	5.816.028	30.507.700	10.593.577		(76.825.180)	108.201.479

Intersegments	47.965.767	25.674.205	1.035.823	508.213	1.641.172		(76.825.180)
Third parties	7.252.941	57.216.441	4.780.205	29.999.487	8.952.405			108.201.479
Cost of products and services sold	(24.940.783)	(75.603.020)	(4.309.958)	(27.453.831)	(6.830.349)		76.037.798	(63.100.143)

Gross profit	30.277.925	7.287.626	1.506.070	3.053.869	3.763.228		(787.382)	45.101.336

Operating expenses	(2.250.365)	(3.683.212)	(633.596)	(2.224.941)	(1.825.286)	(4.669.987)		(15.287.387)

Selling, general and administrative expenses	(680.425)	(2.888.905)	(586.655)	(1.817.787)	(1.062.181)	(1.748.249)		(8.784.202)
Taxes	(543)	(76.690)	(32.153)	(158.273)	(132.838)	(805.787)		(1.206.284)
Exploratory costs for the extraction of crude oil and gas	(1.219.947)				(515.677)			(1.735.624)
Costs of research and technological development	(305.264)	(142.560)	(23.221)	(7.088)	(4.145)	(213.372)		(695.650)
Other operating expenses	(44.186)	(575.057)	8.433	(241.793)	(110.445)	(1.902.579)		(2.865.627)

Operating income (loss) (1)	28.027.560	3.604.414	872.474	828.928	1.937.942	(4.669.987)	(787.382)	29.813.949

Financial expenses, net	(53.121)	160.784	425.116	(6.975)	(1.239.360)	(1.686.999)	(17.322)	(2.417.877)
Participation in affiliated companies		190.759	18.311		20.573	(374.304)		(144.661)
Monetary restatement	(247.408)	119.264	(332.215)	(6.432)	(43.821)	(20.513)		(531.125)

Income(loss) before income tax, social contribution, profit sharing for employees and management and minority interest	27.727.031	4.075.221	983.686	815.521	675.334	(6.751.803)	(804.704)	26.720.286

Income tax and social contribution	(9.311.783)	(1.264.725)	(94.785)	(134.064)	49.854	3.228.977	276.832	(7.249.694)
Minority interest		(41.070)	(426.107)		(359.437)			(826.614)
Profit sharing for employees and management	(331.800)	(216.022)	(3.504)	(58.424)	(19.037)	(154.437)		(783.224)

Net income (loss) for the year	18.083.448	2.553.404	459.290	623.033	346.714	(3.677.263)	(527.872)	17.860.754

	2003

	E&P	Supply	Gas & Energy	Distribution	International	Corporate	Eliminations	Total

Statement of income

Net operating revenue	48.299.673	72.794.007	4.758.479	24.546.927	8.689.818		(63.346.202)	95.742.702

Intersegments	40.931.219	20.628.398	726.618	421.303	638.664		(63.346.202)
Third parties	7.368.454	52.165.609	4.031.861	24.125.624	8.051.154			95.742.702

Cost of products and services sold	(22.404.197)	(61.808.609)	(3.416.300)	(22.229.777)	(5.709.125)		62.674.691	(52.893.317)

Gross profit	25.895.476	10.985.398	1.342.179	2.317.150	2.980.693		(671.511)	42.849.385

Operating expenses	(2.318.445)	(2.951.714)	(3.120.019)	(1.467.597)	(1.703.526)	(4.035.978)	280.710	(15.316.569)

Selling, general and administrative expenses	(369.967)	(2.315.815)	(417.699)	(1.267.496)	(909.623)	(1.534.205)	280.710	(6.534.095)
Taxes	(232)	(73.117)	(29.825)	(146.413)	(93.833)	(639.191)		(982.611)
Exploratory costs for the extraction of crude oil and gas	(1.279.240)				(358.578)			(1.637.818)
Costs of research and technological development	(260.847)	(134.220)	(17.543)		(1.933)	(156.307)		(570.850)
Other operating expenses	(408.159)	(428.562)	(2.654.952)	(53.688)	(339.559)	(1.706.275)		(5.591.195)

Operating income (loss) (1)	23.577.031	8.033.684	(1.777.840)	849.553	1.277.167	(4.035.978)	(390.801)	27.532.816

Financial expenses, net	(13.037)	116.209	156.539	(189.700)	26.650	1.442.220	(188.751)	1.350.130
Participation in affiliated companies		188.079	56.384		(171.432)	(1.082.152)		(1.009.121)
Monetary restatement	(383.456)	(69.109)	(4.447)	(3.473)	(35.228)	11.005		(484.708)

Income(loss) before income tax, social contribution, profit sharing for employees and management andminority interest	23.180.538	8.268.863	(1.569.364)	656.380	1.097.157	(3.664.905)	(579.552)	27.389.117

Income tax and social contribution	(7.978.829)	(2.740.792)	971.905	(220.697)	(209.858)	2.196.419	166.155	(7.815.697)
Minority interest		(96.637)	(656.810)		(130.862)			(884.309)
Profit sharing for employees and management	(376.090)	(232.693)	(5.377)	(82.189)	(9.758)	(188.335)		(894.442)

Net income (loss) for the year	14.825.619	5.198.741	(1.259.646)	353.494	746.679	(1.656.821)	(413.397)	17.794.669

	2004

INTERNATIONAL AREA	E&P	Supply	Gas & Energy	Distribution	Corporate	Eliminations	Total

Assets	13.575.741	3.338.845	4.231.422	589.042	5.505.939	(5.953.745)	21.287.244

Statement of Income

Net operating revenue	4.778.547	5.833.686	2.060.508	2.428.514	47.419	(4.555.097)	10.593.577

Intersegments	2.871.676	2.962.487	322.724	39.382		(4.555.097)	1.641.172
Third parties	1.906.871	2.871.199	1.737.784	2.389.132	47.419		8.952.405

Operating income (loss)	1.576.573	628.135	466.555	(387.623)	(383.584)	37.886	1.937.942

Net income (loss)	340.336	569.039	365.310	(275.859)	(691.599)	39.487	346.714
	2003

INTERNATIONAL AREA	E&P	Supply	Distribution	Gas & Energy	Corporate	Eliminations	Total

Assets	13.533.841	3.465.068	551.351	4.358.168	6.540.410	(5.845.436)	22.603.402

Statement of Income

Net operating revenue	4.290.488	4.827.387	1.880.997	1.315.209	41.991	(3.666.254)	8.689.818

Intersegments	2.069.214	1.997.035	19.194	219.475		(3.666.254)	638.664
Third parties	2.221.274	2.830.352	1.861.803	1.095.734	41.991		8.051.154

Operating income (loss)	1.177.371	183.767	(29.448)	292.356	(333.564)	(13.315)	1.277.167

Net income (loss)	391.456	86.037	(82.036)	355.761	20.415	(21.954)	746.679

The assumptions used to prepare this statement are described in Note 20.

The accompanying notes form an integral part of these financial statements.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

SOCIAL BALANCE SHEET
Years ended December 31, 2004 and 2003
(In thousands of reais)

1 – Calculation basis	2004			2003

Net revenues (RL)	108.201.479			95.742.702
Operating income (RO)	27.251.411			27.873.825
Gross payroll (FPB)	5.151.447			3.362.066

2 – In-house social indictors	Amount	% of FPB	% of RL	Amount	% of FPB	% of RL

Meals	301.524	6%	0%	245.233	7%	0%
Mandatory social security	2.212.483	43%	2%	1.582.654	47%	2%
Private pension	387.175	8%	0%	331.099	10%	0%
Health care	587.585	11%	1%	429.129	13%	1%
Occupational safety and medical care	43.551	1%	0%	76.991	2%	0%
Education	84.082	2%	0%	18.531	1%	0%
Culture	1.775	0%	0%	148.556	4%	0%
Professional capacity-building and development	274.659	5%	0%	275.105	8%	0%
Day-care center allowances	1.570	0%	0%	41.868	1%	0%
Profit-sharing	783.224	15%	1%	894.442	27%	1%
Others	57.410	1%	0%	55.567	2%	0%

Total - In-house social indicators	4.735.038	92%	4%	4.099.175	122%	4%

3- External social indicators	Amount	% of RO	% of RL	Amount	% of RO	% of RL

Education	66.118	0%	0%	28.166	0%	0%
Culture	153.147	1%	0%	148.747	1%	0%
Healthcare and sanitation	7.969	0%	0%	ND	0%	0%
Sports	34.553	0%	0%	21.633	0%	0%
Food security and fight against hunger	32.904	0%	0%	17.796	0%	0%
Others	17.943	0%	0%	74.008	0%	0%

Total contributions to society (i)	312.634	1%	0%	290.350	1%	0%
Taxes paid (net of social security charges)	45.254.056	166%	42%	42.239.729	152%	44%

Total - External social indicators	45.566.690	167%	42%	42.530.079	153%	44%

4 – Environmental indicators (i)	Amount	% of RO	% of RL	Amount	% of RO	% of RL

Investments related to corporate production/operations	1.515.625	6%	1%	2.249.751	8%	2%
Investments in external programs and/or projects	17.026	0%	0%	42.000	0%	0%

Total investments in environmental activities	1.532.651	6%	1%	2.291.751	8%	2%

For establishing annual targets to minimize solid wastes and general production/operation consumption, while boosting the effective use of natural resources, the Company: *	(x) no targets estabilished	( ) 51 to 75% complian		(x) no targets established	( ) 51 a 75% compliance
	( ) 0 to 50% complianc	( ) 76 to 100% compliance			( ) 76 a 100% compliance

5 - Employee indicators (i)	2004	2003

Headcount at end of period	52.037	48.799
Admissions during period *****	3.355	2.389
Outsourced workers *****	146.826	123.266
On-the-job trainees/interns	660	ND
Employees over age 45 *****	15.313	13.229
Women working for the Company *****	4.857	4.406
% management positions held by women *****	9,40%	9,12%
Black people working for the Company ***	2.339	ND
% management positions held by black people ***	3,10%	ND
Workers with special needs ***	1.298	ND

The accompanying notes are an integral part of the financial statements.

6 – Significant information on corporate citizenship	2004			Targets for 2005

Ratio between the highest and lowest remuneration in the Company	41			41

Total industrial accidents ** (i)	505			446

The outreach and environmental projects implemented by the Company were defined by: (i)	( ) the Board	(x) the Board and management	( ) all employees	( ) the Board	(x) the Board and management	( ) all employees

Security, safety and health standards in the workplace were defined by: (i)	(x) the Board and management	( ) all employees	( ) all employees + Cipa	(x) the Board and management	( ) all employees	( ) all employees + Cipa

In terms of trade union initiatives, collective bargaining rights and in-house worker representation, the Company: (i)	( ) no involvement	( ) complies with the ILO	(x) encourages and complies with the ILO	( ) no involvement	( ) complies with the ILO	(x) encourages and complies with the ILO

The Private Pension Fund covers: **** (i)	( ) the Board	( ) the Board and management	(x) all employees	( ) the Board	( ) the Board and management	(x) all employees

The Profit-Sharing Scheme includes: (i)	( ) the Board	( ) the Board and management	(x) all employees	( ) the Board	( ) the Board and management	(x) all employees

When selecting suppliers, the same ethical standards and social/environmental accountability criteria adopted by the Company: (i)	( ) not considered	( ) suggested	(x) required	( ) not considered	( ) suggested	(x) required

In terms of employee participation in voluntary work programs, the Company: (i)	( ) no involvement	( ) supports	(x) organizes and encourages	( ) no involvement	( ) support	(x) organizes and encourages

Total number of complaints and criticisms received from consumers: ***** (i)	at the Company 118.798	at Procon 2	at Court 1	at the Company 200.000	at Procon 0	at Court 0

% complaints and criticisms received or resolved: ***** (i)	at the Company 100%	at Procon 50%	at Court 0%	at the Company 100%	at Procon 100%	at Court 100%

Total added value for distribution:	In 2004: 97.198.174			In 2003: 80.996.341

Distribution of added value (DVA):	61% government	7% staff	13% withheld	65% government	6% staff	15% withheld
	6% shareholders	13% third parties		8% shareholders	6% third parties

7 – Other information

1)	This company does not make use of children’s labor or slave work. (i)

(i)	Unaudited.

(*)

Implementation of a solid waste management system was initiated in 2001. As of 2005, the Health, Environment and Safety (SMS) Management Committee will monitor the indicators referring to hazardous solid waste, consolidating information on generation, treatment and disposal of this material.

(**)

The indicator relating to this item refers to the Accidents with Downtime Frequency Rate (TFCA), indicating the number of employees or outsourced personnel absent from work due to accidents per 1 million men-hours exposed to the risk. This indicator complies with international standards and the related target established by PETROBRAS for 2005 is 0,92 which, considering an estimated 485 milion men-hours' exposure to the risk during the period , is equivalent to 446 accidents with downtime.

(***)

The figure disclosed was estimated considering a national research conducted on the internet, on a self-declaratory basis, which prompted completion of the fields. 33,04% of PETROBRAS Holding’s employees took part in the research. A census is expected to be conducted in 2005.

(****)

In 2003, PETROBRAS established a task force, including FUP and PETROS, with a view to proposing alternative options for the supplementary pension plan framework. New employees are provided with life insurance taken out and funded by the Company, which will be in effect until a new private pension plan is defined by the Company.

(*****)	Refers to PETROBRAS Holding.

A free translation from the original in Portuguese

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

NOTES TO THE FINANCIAL STATEMENTS
(CONSOLIDATED AND PARENT COMPANY)
At December 31, 2004 and 2003
(In thousands of reais)

1. Consolidation principles

The consolidated financial statements as of and for the years ended December 31, 2004 and 2003 were prepared in accordance with accounting practices adopted in Brazil and supplementary standards of the Brazilian Securities Commission (CVM), and include the financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the following subsidiaries and jointly-owned subsidiaries:

	Ownership of capital - %

	2004		2003

	Subscribed		Subscribed
	and paid-up	Voting	and paid-up	Voting

Subsidiaries

PETROBRAS QUÍMICA S.A. – PETROQUISA and subsidiaries	99,00	99,99	99,00	99,99
PETROBRAS DISTRIBUIDORA S.A. – BR and subsidiaries	99,99	99,90	99,20	99,90
BRASPETRO OIL SERVICES COMPANY - BRASOIL and subsidiaries (i)	99,99	99,99	99,99	99,99
BRASPETRO OIL COMPANY - BOC and subsidiaries (i)	99,99	99,99	99,99	99,99
PIB BV – PETROBRAS INTERNATIONAL BRASPETRO and subsidiaries (i)	99,99	99,99	99,99	99,99
PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA. - PCEL	100,00	100,00	100,00	100,00
PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. and subsidiary	99,95	99,95	99,95	99,95
PETROBRAS GÁS S.A. - GASPETRO and subsidiaries	99,90	99,99	99,90	99,99
PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo and subsidiaries (i)	99,99	99,99	99,99	99,99
PETROBRAS TRANSPORTE S.A. – TRANSPETRO and subsidiary	100,00	100,00	100,00	100,00
DOWNSTREAM PARTICIPAÇÕES S.A. and subsidiaries	99,99	99,99	99,99	99,99
PETROBRAS NETHERLANDS BV and subsidiaries	100,00	100,00	100,00	100,00
UTE NOVA PIRATININGA LTDA.	100,00	100,00	100,00	100,00
FAFEN ENERGIA S.A.	100,00	100,00
TERMOR PARTICIPAÇÕES S.A. (iii)			100,00	100,00

Jointly-owned subsidiaries (ii)

TERMOGAÚCHA – Usinas Termoelétricas S.A.	25,00	25,00	25,00	25,00
TERMOSERGIPE S.A.	20,00	20,00	20,00	20,00
TERMOAÇU S.A.	39,00	39,00	30,00	30,00
TERMORIO S.A.	50,00	50,00	50,00	50,00
IBIRITERMO S.A.	50,00	50,00	50,00	50,00
TERMOBAHIA LTDA.	29,00	29,00	29,00	29,00
USINA TERMOELÉTRICA NORTE FLUMINENSE S.A.	10,00	10,00	10,00	10,00
GNL DO NORDESTE LTDA.	50,00	50,00	50,00	50,00

(i)	Companies located overseas, whose financial statements are prepared in the respective local currencies.
(ii)	Companies with shared management, consolidated in proportion to the Company’s holdings in total capital.
(iii)	Disposed of in December 2004.

The consolidation process for the balance sheet and income statement accounts reflects the aggregate value of the assets, liabilities, income and expense account balances, according to their nature, together with the following eliminations:

  the participations in capital and reserves held among the companies;
  the balances of intercompany current accounts and other asset and/or liability accounts held among the companies;
  unrealized results, current assets and permanent assets arising from intercompany transactions;
  the effects of significant transactions between the companies.

The discount not eliminated is presented in the consolidated statements as deferred income.

The reconciliation between consolidated shareholders’ equity and net income (loss) for the year and the corresponding amounts of PETRÓLEO BRASILEIRO S.A. – PETROBRAS (parent company), at December 31, is as follows:

			Net income (loss)
	Shareholders’ equity		for the year

	2004	2003	2004	2003

Consolidated financial statements	62.271.563	49.367.329	17.860.754	17.794.669
Gains on the sale of products in stock
of subsidiaries, net of taxes	186.281	163.076	186.281	163.076
Reversal of gains in prior year inventories			(163.076)	(163.860)
Capitalized interest	436.515	515.508	67.601	219.355
Absorption (partial reversal) of negative
shareholders’equity of subsidiary (*)	655.390	1.103.170	(308.047)	(838.960)
Other eliminations	703.887	370.489	110.658	350.426

Parent company financial statements	64.253.636	51.519.572	17.754.171	17.524.706

(*)

According to CVM Instruction No. 247/96 and Circular Letter/ CVM/SNC/SEP/No. 04/96, the losses considered to be non-permanent (temporary) on investments recorded under the equity method, for which the investee companies do not show signs of closing down business or the need of financial support from the investor, should be limited to the value of the investment in the subsidiary. Therefore, unsecured liabilities (negative shareholders’ equity) of subsidiaries did not influence the income or equity recorded by PETROBRAS in the financial years ended December 31, 2004 and 2003, generating a reconciliation item between the financial statements of PETROBRAS and the consolidated financial statements.

2. Summary of significant accounting policies

The financial statements (consolidated and parent company) were prepared in accordance with the accounting practices adopted in Brazil, in conformity with the provisions of Brazilian Corporate Law (“Lei das Sociedades por Ações”) and supplementary standards established by the Brazilian Securities Commission (CVM), in accordance with the following accounting practices:

Some balance sheet accounts for December 31, 2003 were reclassified for consistency purposes.

(a) Determination of net income, current and noncurrent assets and liabilities

Net income is accounted for on an accrual basis and include: revenues, expenses and monetary or exchange variations, based upon official indexes or rates, calculated on current and noncurrent assets and liabilities as well as, where applicable, the adjustment of assets to market or net realizable values and provision for uncollectible accounts established in amounts considered sufficient to cover possible losses on accounts receivable.

(b) Inventories

Inventories are stated as follows:

  Raw materials comprise principally crude oil inventories, which are stated at average importation and production cost, not exceeding market value.

  Oil products and alcohol are stated at average refining or purchase cost, adjusted, when applicable, to their net realizable value.

  Materials and supplies are stated at average purchase price not exceeding replacement value; imports in transit are stated at identified cost and advances are shown at the amounts effectively paid.

(c) Permanent assets

Permanent assets are recorded at acquisition cost, plus monetary restatement until December 31, 1995 for the companies incorporated in Brazil and until December 31, 2002 for the companies incorporated in Argentina, and comprise the following:

(i)	Investments

Investments in subsidiaries, jointly-owned subsidiaries and affiliated companies (Note 9) are carried at the proportional interest in the book value of the investees under the equity accounting method. Exchange gains or losses on investments abroad are also reflected as participation in the results of subsidiaries and affiliated companies.

(ii)	Property, plant and equipment

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil and gas is based on their estimated useful lives.

The costs incurred with exploration and production of oil and gas are recorded in accordance with the successful efforts method and include estimated abandonment costs discounted to present value. This method requires that the costs related to the development of all production wells and successful exploratory wells on proven reserves are capitalized. In addition, the costs relating to geological and geophysical activities are charged as expenses in the period incurred and the costs relating to dry wells and to those on unproven reserves are charged as expenses when determined as dry or uneconomical.

The capitalized costs and related assets are reviewed annually, on a field-by-field basis, to identify possible impairment losses, taking into consideration the estimated future cash flows for the fields.

The capitalized costs are depreciated based on the unit-of-production method using proven developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with international standards and are reviewed annually or when there are indications of significant changes in the reserves.

(d) Income tax and social contribution

These taxes are calculated and recorded based on the rates in effect at the balance sheet date. Deferred taxes are recognized based on timing differences and tax loss carryforwards, whenever applicable.

(e) Employee benefits

The provision for actuarial liabilities related to pension and retirement benefit plans and to health care benefits is recorded in accordance with the procedures stipulated in CVM Resolution No. 371/00, based on an actuarial calculation prepared by an independent actuary according to the projected credit unit method, net of plan assets, when applicable. The cost corresponding to the increase in the present value of the liability resulting from the services provided by the employees is recognized during the working life of the employees.

The projected credit unit method considers each service period as a triggering event of an additional benefit unit and the units are accumulated to calculate the final liability. In addition, other actuarial assumptions are used, such as an estimate of the evolution of health care costs, biometric and economic hypotheses and also historical data on expenses incurred and employee contributions.

(f) Programmed maintenance (Campaign)

The provision for maintenance of industrial units and vessels is recognized in the period prior to each shutdown, based on the total estimated maintenance costs.

(g) Discount on asset swap

The discount recorded on asset swap (Note 9e) is derived from expected future earnings of the investee company and has been amortized over the period and to the extent of the projections that gave rise to the discount.

(h) Change in accounting practices – abandonment of wells and demobilization of areas

As of January 1, 2003, the Company has adopted a new accounting practice to recognize costs associated with well abandonment and the demobilization of areas and corresponding liabilities in connection with oil and gas production and exploration activities. The adjustments arising from this change resulted in a decrease in the abandonment provision recorded as liabilities against prior year adjustments in shareholders’ equity in 2003.

In accordance with the new accounting practice, based on Statement “SFAS 143 - Accounting for Asset Retirement Obligations” issued by the Financial Accounting Standards Boards – FASB, the future liability with well abandonment and demobilization of production areas at present value discounted at a free-risk rate, is fully recorded upon the start-up of production activities as part of the costs of the related assets (property, plant and equipment) against the provision supporting these costs, recorded in liabilities.

(i) Use of estimates

The preparation of financial statements in conformity with accounting practices requires management to use estimates and assumptions regarding the disclosure of assets and liabilities and contingent assets and liabilities at the balance sheet date, as well as estimates regarding revenues and expenses for the year. Actual amounts may differ from estimates.

(j) Additional information to the financial statements

For purposes of providing additional information, the following statements are presented: (a) statement of cash flows, prepared in accordance with Accounting Standards and Procedures – NPC 20, issued by the the Institute of Independent Auditors of Brazil – IBRACON; (b) statement of value added, prepared in accordance with Resolution CFC No. 1.010 issued by the Federal Accountancy Board on January 21, 2005; (c) social balance sheet, prepared in accordance with Resoultion CFC No. 1.003 issued by the Federal Accountancy Board on August 19, 2004; and (d) statement of segmentation of business, prepared in accordance with International Accounting Standard “SFAS-131” issued by the Financial Accounting Standards Board.

3. Cash and cash equivalents

	Consolidated		Parent company

	2004	2003	2004	2003

Cash and banks	1.644.488	2.214.663	921.166	1.513.996
Short-term investments
Local
Financial investment funds – foreign currency	8.165.152	12.183.495	8.129.524	12.107.200
Financial investment funds – DI	1.481.420	1.696.856		141.435
Other	373.468	279.561	125.159

	10.020.040	14.159.912	8.254.683	12.248.635
Foreign
Time deposit	3.116.091	1.943.672	204.327	851.913
Fixed-income securities	4.162.809	6.634.297	2.200.112	5.608.835

	7.278.900	8.577.969	2.404.439	6.460.748

Total cash and cash equivalents	18.943.428	24.952.544	11.580.288	20.223.379

Short-term investments are comprised principally of government, foreign currency and DI (Interbank Deposits) securities recorded at market value plus accrued interest, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At December 31, 2004, the Company and its subsidiary PIFCo had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS Group companies and certain of the Special Purpose Companies established in connection with the Company’s projects in the amount of R$ 5.429.292. Of this total, R$ 844.281 referring to consolidated companies were offset against the balance of financing classified under current and long-term liabilities and R$ 3.415.786 against the balance of advances received from special purpose companies.

4. Accounts receivable, net

Accounts receivable are broken down as follows:

	Consolidated		Parent company

	2004	2003	2004	2003

Customers
Third parties	13.107.916	10.961.492	2.570.261	1.904.218
Related parties (Note 9c)	1.204.676	880.321	38.835.005	26.316.753
Other	1.605.435	1.372.577	1.331.015	1.059.365

	15.918.027	13.214.390	42.736.281	29.280.336

Less: Provision for uncollectible accounts	(2.403.449)	(2.267.515)	(94.840)	(116.705)

	13.514.578	10.946.875	42.641.441	29.163.631

Less: long-term accounts receivable, net	(2.905.347)	(2.812.306)	(35.220.122)	(23.307.148)

Short-term accounts receivable, net	10.609.231	8.134.569	7.421.319	5.856.483

	Consolidated		Parent company

	2004	2003	2004	2003

Provision for uncollectible accounts
Balance at January 1	2.267.515	2.448.596	116.705	99.927
Additions	340.054		14.263	16.778
Exclusions	(204.120)	(181.081)	(36.128)

Balance at December 31	2.403.449	2.267.515	94.840	116.705

Provision for uncollectible accounts - short-term	401.323	319.414	94.840	116.705

Provision for uncollectible accounts - long-term	2.002.126	1.948.101

5. Inventories

	Consolidated		Parent company

	2004	2003	2004	2003

Products:
Oil products (*)	4.544.778	2.607.012	3.211.804	1.893.914
Fuel alcohol	36.856	194.993	36.551	101.693

	4.581.634	2.802.005	3.248.355	1.995.607
Raw materials, mainly crude oil (*)	6.446.884	3.918.753	5.578.491	3.216.246
Maintenance materials and supplies (*)	1.854.551	1.991.092	1.570.905	1.756.178
Advances to suppliers	1.112.472	1.432.655	1.067.558	1.382.998
Other	423.095	250.644	90.318	31.703

Total	14.418.636	10.395.149	11.555.627	8.382.732

(*)	includes imports in transit.

6. Petroleum and alcohol account – National Treasury Secretariat (STN)

(a) Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was fully deregulated as from January 1, 2002. Therefore, as of this date the Petroleum and Alcohol Account has no longer been used to reimburse expenses in connection with the Federal Government’s stabilization policy on the price of oil products and fuel alcohol to PETROBRAS and third parties. This account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10.453, of May 13, 2002.

(b) Change in the Petroleum and Alcohol Account

	2004	2003

Balance at January 1	689.360	643.925
Reimbursement to third parties		14.997
Reimbursement to PETROBRAS	4.221	219
Adjustments recommended by the Audit Committee	50.173
Partial settlement	(8.095)
Intercompany loan charges	13.129	30.219

Balance at December 31	748.788	689.360

(c) Settlement of accounts with the Federal Government

Formed by ANP Ruling No. 50, of April 19, 2002, the ANP/STN Integrated Audit Committee submitted, through Official Letter No. 11/2004, of June 23, 2004, its final report on the audit performed to certify and approve the balance of the Petroleum and Alcohol Account for the period from July 1, 1998 to December 31, 2001, enabling the conclusion of the ongoing process for the settlement of accounts between PETROBRAS and the Federal Government.

As defined by Law No. 10.742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. After having provided all information required by the National Treasury Secretariat (STN), PETROBRAS has been in contact with the Ministry of Energy and Mines (MME) with a view to resolving the differences between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181-45, of August 24, 2001.

There were 138.791 National Treasury Notes – series H (NTN-H), in the amount of R$ 172.873 thousand, issued in favor of PETROBRAS for the purpose of guaranteeing payment of the debit balance of the Petroleum and Alcohol Account, such amount being less than the balance of the account.

On July 2, 2004, the Federal Government deposited R$ 172.873 thousand referring to NTNs-H expired on June 30, 2004, as a partial guarantee to the balance of the petroleum and alcohol account. Of the total amount, R$ 8.095 were made available to PETROBRAS and the remaining R$ 164.778 were deposited in an account open in the Company’s name as a deposit linked to the order of STN. The remaining balance may be paid with National Treasury Bonds issued at the same amount as the final balance determined as a result of the process for the settlement of accounts, or other amounts that might be owed by PETROBRAS to the Federal Government, or a combination of the foregoing.

7. Marketable securities

At December 31, marketable securities negotiated in Brazil classified as noncurrent assets are comprised as follows:

	Consolidated		Parent company

	2004	2003	2004	2003

Tax incentives – FINOR	9.797	9.753	4.815	4.815
B Certificates	402.942	517.841
Other	144.747	111.243	25	24

	557.486	638.837	4.840	4.839

B certificates, which were received by BRASOIL in 2002 on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and carry interest equivalent to the Libor rate plus 2,50% to 4,25% p.a.

8. Project financings

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where PETROBRAS operates.

Additionally, PETROBRAS has been participating in projects to implement thermoelectric power plants in Brazil, through the prepayment of expenses that in the future may be converted into shareholding interests, reimbursed through structured financing arrangements with third parties or incorporated into the productive assets of PETROBRAS.

(a) Ventures under negotiation

These balances involve project costs for which no partnership has yet been obtained as well as the balance of compensation for amounts already spent by PETROBRAS in the projects for which partnerships have been obtained. These amounts are classified under noncurrent assets as project financings, as shown bellow:

	Consolidated		Parent company

Projects	2004	2003	2004	2003

Ute – Piratininga			965.044	811.710
Malhas Sudeste/Nordeste Project		439.835		439.835
Optical fiber	106.971	76.786
Gas Flow and Treatment Plan		236.683		236.683
Oil Flow and Treatment Plan	147.652	65.003	147.652	65.003
Other	35.812	31.209	35.812	31.209

Ventures under negotiation	290.435	849.516	1.148.508	1.584.440

Reimbursements receivable (Note 8b)	629.417	1.110.431	681.749	1.110.431

Total project financings	919.852	1.959.947	1.830.257	2.694.871

As the expenses with the gas flow and treatment plan in connection with the Cabiúnas Project refer to long-term service rendering, they were reclassified from ventures under negotiation to reimbursements receivable, in conformity with the service agreement between PETROBRAS, as subcontracted, and the consortium formed by the companies Toyo Engineering Corporation, headquartered in Japan, Setal Overseas Limited, located on the Cayman Islands and TOYO-SETAL do Brasil LTDA., headquartered in Macaé, Rio de Janeiro, Brazil.

The expenses with the Malhas Sudeste/Nordeste Project were reclassified from ventures under negotiation to reimbursements receivable due to the closing of the operation.

(b) Reimbursements receivable

The balance receivable, net of advances received corresponding to costs incurred by PETROBRAS respective to projects already negotiated with third parties, is classified under noncurrent assets as project financings and is broken down as follows:

	Parent Comapny

Companies	2004	2003

Companhia Petrolífera Marlim – CPM	39.715	39.715
NovaMarlim Petróleo S.A.	4.899	799.222
Fundação Petrobras de Seguridade Social-PETROS	218.295	382.511
EVM Leasing Corporation	276.269	726.698
Cayman Cabiunas Investment Co., Ltd.	995.709	619.244
Companhia de Recuperação Secundária – CRSec	331.930	256.906
Nova Transportadora do Sudeste	230.936
Nova Transportadora do Nordeste	142.589

Total	2.240.342	2.824.296
Advances received	(1.558.593)	(1.713.865)

Net	681.749	1.110.431

(c) Project financing obligations

Marlim Project - NovaMarlim Petróleo S.A.

PETROBRAS entered into a consortium on December 6, 2001 with the Special Purpose Company (SPC) NovaMarlim Petróleo S.A. and Companhia Petrolífera Marlim, for the purpose of optimizing the development of production in the Marlim field. These SPCs provided funds for the project, in the amount of R$ 1.061.181 in 2004 (R$ 1.454.403 in 2003), net of operating expenses already incurred by PETROBRAS of some R$ 1.053.354 (R$ 709.597 in 2003) and of assets transferred in the amount of R$ 49.465, classified under current liabilities, as project financings. As of December 31, 2004, total expenses incurred in the acquisition of assets to be transferred by PETROBRAS to the project amounted to R$ 44.614 (R$ 838.937 in 2003), as mentioned in Note 8(b), and total expenses incurred in the project were R$ 1.147.433 (R$ 1.548.534 in 2003).

CLEP Project

By December 31, 2004, Companhia Locadora de Equipamentos Petrolíferos (CLEP) had transferred R$ 5.143.010 (R$ 2.018.981 in 2003) to PETROBRAS as advances for the future sale of assets by PETROBRAS. This amount, net of assets sold by PETROBRAS to CLEP in the amount of R$ 1.727.224, totaled R$ 3.415.786 (R$ 2.018.981 in 2003) is classified as project financings under current liabilities.

(d) Accounts payable related with consortium in operation

As of December 31, 2004, PETROBRAS had consortium contracts for the purpose of supplementing the development of oil field production, and the related accounts payable to consortium partners, in the amount of R$ 175.502 (R$ 416.081 in 2003), were classified under current liabilities as project financings.

	Consolidated		Parent company

Project/Company	2004	2003	2004	2003

Advances received
Nova Marlim Petróleo
S.A. (Note 8c)	1.061.181	1.454.403	1.061.181	1.454.403
Malhas Sudeste/Nordeste Project		270.556		270.556
Cia. Locadora de Equipamento
Petrolífero - CLEP (Note 8c)			3.415.786	2.018.981

	1.061.181	1.724.959	4.476.967	3.743.940
Accounts payable for
consortium in operation
Companhia Petrolífera Marlim	110.274	322.041	110.274	322.041
Nova Marlim Petróleo S.A.		39.782		39.782
Albacora Japão Petróleo Ltda.	1.122		1.122
Fundação Petros de Seguridade
Social	64.106	54.260	64.106	54.260

	175.502	416.083	175.502	416.083

	1.236.683	2.141.042	4.652.469	4.160.023

(e) Commitments with project financings

As determined by CVM Instruction No. 408, of August 18, 2004, the financial information of special purpose companies whose activities are directly or indirectly, individually or jointly controlled by a publicly-held company must be included in the consolidated financial statements of the latter company as of January 1, 2005.

The amounts for the SPCs’ assets, liabilities and net equity, as well as the value of commitments assumed to acquire the assets, not yet incurred, are presented as follows:

Special Purpose Company	Property plant and equipment, net of assets	Other assets	Short- term			Commitments assumed to acquire the assets
				Financing
				Long- term	Net equity

		(i)	(i)	(i)		(ii)

Cia. Petrolífera Marlim	1.334.757	390.518	195.913	1.400.307	240.436
Cayman Cabiúnas Investment Co. Ltd.	1.630.707	254.061	321.320	1.526.190	2.222	71.669
Barracuda and Caratinga Leasing Company B.V.	5.537.206	1.451.421	1.061.760	5.120.656	(80.481)
EVM Leasing Corporation	701.895	431.887	313.116	790.313
Albacora Japão Petróleo Ltda.	196.994	10.047	42.890	114.750	49.401
Companhia de Recuperação Secundária (CRSec)	148.439	7.101	58.901	80.901	24.487
PDET Onshore S.A.	3.699	105.942	109.598		45
Nova Transportadora do Sudeste	303.361	12.319	10.623	301.877	3.180	774.779
Nova Transportadora do Nordeste	202.815	17.795	10.352	207.075	3.183	986.083
PDET Offshore S.A.		201.397	186.732		14.666
Cia. Locadora de Equipamentos Petrolíferos - CLEP		9.893	66.933		416.897

Subtotal	10.059.873	2.892.381	2.378.138	9.542.069	674.036	1.832.531
Funds raised but not allocated
to projects		(2.655.310)	(2.200.962)	(454.348)

Total	10.059.873	237.071	177.176	9.087.721	674.036	1.832.531

(i)	Amounts net of operations with PETROBRAS and subsidiaries.

(ii)	Refer to commitments assumed in the contracts, net of amounts already allocated to the projects.

(f) Special purpose companies

Albacora Project

This project aims to develop the production of part of the Albacora oil field located in the Campos Basin. PETROBRAS formed a consortium with a special purpose company (SPC), Albacora Japan Petroleum Limited Company (AJPL). With funds of US$ 170 million, derived from own capital (around 39% of total capital) provided by AJPL’s shareholders and financing operations obtained in the international financial market, AJPL acquired assets from PETROBRAS (underwater equipment for oil production in the Albacora field). Among the obligations of each of the parties under the agreement, AJPL will provide its assets for the use of PETROBRAS, which will, in turn, be responsible for operating, maintaining and marketing of the oil produced in the field, and deliver to AJPL revenues equivalent to a fixed oil amount as previously defined in the agreement. On a quarterly basis, PETROBRAS and AJPL share the operational results generated by the consortium, in accordance with rules previously agreed upon. From January 1, 2004 to December 31, 2004, the shared amount received by AJPL as a result of the consortium operations amounted to US$ 24,2 million (same amount in 2003), fully paid by PETROBRAS to AJPL by year end.

PCGC Project

Under this project, PETROBRAS sold certain assets in connection with secondary recovery projects (water injection systems) related to Pargo, Carapeba, Garoupa, Cherne and other fields (PCGC) located in the Campos Basin to the SPC Companhia de Recuperação Secundária (CRSec), incorporated as a publicly-held company. CRSec provided funds to the Project in the amount of R$ 196.191, which were used to acquire the related assets, later leased back to PETROBRAS. The funds used by CRSec for the purchase of assets derive from single series simple subordinated debentures of R$ 180.000 issued on December 1, 2001, R$ 161.800 of which were subscribed with maturity on December 1, 2008, and from shareholders’ capital amounting to R$ 43.456.

CRSec revenues arise solely from PETROBRAS monthly lease payments, which may be subject to increase in the event that CRSec revenues are not sufficient to cover the commitments undertaken before its financing sponsors. From January 1 to December 31, 2004, lease amounts paid to CRSec totaled R$ 93.933 (R$ 88.499 in 2003), which includes R$ 26.061 paid in January for a review of lease amounts for 2003, and R$ 5.656 of monthly lease amounts paid from January to December 2004.

(f) Special purpose companies

Espadarte, Voador, Marimba – EVM Project

Through the structured project finance of the EVM Project, PETROBRAS sought to acquire underwater equipment and related assets for the production of oil in the Espadarte, Voador, Marimba and seven other smaller fields located in the Campos Basin. The EVM Project involves the SPC EVM Leasing Co. (EVMLC), based on the Cayman Islands. With funds generated by its capital (US$ 123 million) and by financing operations obtained in the financial market (US$ 746 million), EVMLC acquired the project’s assets from and leases these assets back to PETROBRAS. Of a total estimated US$ 991 million, assets equivalent to US$ 857 million had been consolidated in the leasing agreement by December 31, 2004. In 2004, PETROBRAS paid EVMLC US$ 156 million in lease installments, which are payable half-yearly on June 16 and December 16.

Guarantees provided by PETROBRAS within the scope of the project are: (i) pledge on pre-defined volumes of oil and on proceeds arising from the sale of such volumes in guarantee of the payment of lease amounts made by PETROBRAS; (ii) PETROBRAS’ commitment to open a bank account pursuant to Resolution No. 2.644 issued by the Brazilian Central Bank (BACEN) to deposit lease amounts, in case reais may not be translated into dollars; and (iii) pledge on an account in reais to receive deposits related to lease payments, in case reais may not be translated into dollars or in the case of any events that prevent deposits in the account maintained in accordance with BACEN Resolution No. 2.644.

Marlim Project

For the purpose of boosting the production of oil in the Marlim field, PETROBRAS entered into a consortium with the SPC Companhia Petrolífera Marlim (CPM). CPM participates in the consortium by providing assets, in the amount of US$ 1.500 million, relating to underwater equipment for the production of oil, and PETROBRAS’ participation in the consortium includes operating and maintaining these assets and marketing the oil produced.

With funds obtained from own capital (equivalent to US$ 200 million) and from financing operations in local and foreign financial markets, CPM acquired assets from PETROBRAS, which were transferred to CPM and included in the Instrument for the Allocation of Assets for Consortium Formation, signed from time to time by PETROBRAS and CPM. Revenues arising from the commercialization of the field production are shared between the consortium members and CPM is entitled to a percentage varying between 2% and 30%, depending on the amount of funds necessary to cover its financial obligations. Under the related agreements, PETROBRAS is committed to covering any CPM cash shortfalls, if the consortium revenues transferred to CPM are not sufficient to cover all of its financial obligations.

Additionally, with a view to guaranteeing its obligations under the consortium agreement, PETROBRAS provides CPM with a pledge on up to 70% of the oil produced from the Marlim field, limited to 720 production days. CPM informs PETROBRAS of its intended revenues on a monthly basis and the consortium transfers the necessary amounts to CPM according to its cash requirements. In 2004, shared consortium revenues to CPM totaled R$ 560.248 (R$ 629.112 in 2003), and the amount actually transferred by PETROBRAS to CPM by the end of the year was R$ 607.107 (R$ 510.000 in 2003). At December 31, 2004, the amount owed to CPM totaled R$ 110.274 (R$ 322.040 in 2003).

NovaMarlim Project

NovaMarlim Petróleo S.A. (NovaMarlim) was formed for the exclusive purpose of entering into a consortium with PETROBRAS with a view to further developing the Marlim field. NovaMarlim should allocate to the Project R$ 2.164.000 in assets (underwater equipment for the production of oil) acquired from PETROBRAS, or through reimbursements to PETROBRAS for its operating expenses relating to the operation and maintenance of the field’s assets, which are the responsibility of PETROBRAS.

By December 31, 2004, assets of R$ 49.465 were transferred to NovaMarlim and operating costs of R$ 1.053.354 were incurred. With a view to guaranteeing its obligations under the consortium agreement, PETROBRAS provides CPM NovaMarlim with a pledge on up to 30% of the oil produced from the Marlim field, limited to 720 production days. NovaMarlim informs PETROBRAS of its intended revenues on a monthly basis and the consortium transfers the related amounts to NovaMarlim according to its cash requirements.

In 2004, shared consortium revenues owed to NovaMarlim totaled R$ 731.801 (R$ 850.778 in 2003), and the amount actually transferred by PETROBRAS to NovaMarlim during the year was R$ 799.100 (R$ 862.000 in 2003). At December 31, 2004, advances made to NovaMarlim totaled R$ 27.516 (R$ 39.782 owed in 2003).

In order to implement a pipeline network for the transportation of gas in the Southeast and Northeast regions (MALHAS Project), PETROBRAS, through its subsidiaries GASPETRO and TRANSPETRO, entered into a consortium with the SPCs Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN will participate in the consortium by acquiring assets related to the transportation of natural gas (gas pipelines, citygates and accessories), in the amount of up to US$ 1.000 million, to be integrated in the existing gas pipeline network of PETROBRAS. Funds to be allocated to the project by NTS and NTN will derive from own capital (10%) and from financing operations obtained from Japan Bank of International Cooperation, from a group of banks led by Bank of Tokyo-Mitsubishi, and from BNDES.

Malhas Project

In addition to NTS and NTN, the MALHAS consortium also includes the wholly-owned subsidiary of PETROBRAS Transportadora Nordeste Sudeste (TNS), to which existing gas transportation assets belong, and by TRANSPETRO, which is responsible for the activities involved in the operation and maintenance of the consortium assets. Upon commencement of operations, the consortium will transport the natural gas of PETROBRAS, which will pay the consortium a fee for the services provided. Revenues arising from this project will be shared among the consortium members in accordance with pre-defined contractual terms, and NTS and NTN will receive funds in an amount necessary to fulfill their financial obligations. PETROBRAS is committed to making prepayments for transportation capacity to cover any cash shortfalls of the consortium, so that it may transfer to NTS and NTN the funds necessary for the fulfillment of their financial obligations under the agreement. Although the MALHAS consortium was not operational as of December 31, 2004, approximately US$ 290 million (R$ 769.776) had been transferred to NTS and NTN.

Barracuda and Caratinga

In order to boost production in the Barracuda and Caratinga fields, located in the Campos Basin, a structured finance arrangement was established through the SPC Barracuda and Caratinga Leasing Company B.V. (“BCLC”), a limited partnership based in the Netherlands. With funds derived from its capital resources (US$ 100 million) and from financing operations obtained in the financial market (US$ 2.400 million), BCLC is responsible for acquiring all assets required by the project (wells, underwater equipment and production units). During the asset acquisition stage, PETROBRAS will participate in the project as the construction manager, as BCLC’s representative (Owner’s Representative) and as the subcontractor for drilling services. After the assets become operational, a stage initiated in the second half of 2004, PETROBRAS will participate in the project as operations manager and assets lessee, through lease and charter contracts, and will make monthly payments to BCLC under these agreements.

Additional obligations undertaken by PETROBRAS within the scope of the project are: (i) pledge on pre-defined volumes of oil and on proceeds arising from the sale of such volumes in guarantee of the payment of lease and charter amounts made by PETROBRAS; (ii) PETROBRAS’ commitment to open a bank account pursuant to Brazilian Central Bank Resolution No. 2.644 to deposit lease amounts, in case reais may not be translated into dollars; (iii) pledge on an account in reais to receive deposits related to lease payments, in case reais may not be translated into dollars or in the case of any events that prevent deposits in the account maintained in accordance with BACEN Resolution No. 2.644; (iv) to obtain a letter of credit at an amount equivalent to 10% of the total value of the drilling agreement, to be valid for the period the drilling services within its responsibility are guaranteed, to cover its obligations as a subcontractor to perform drilling services for KBR under the EPC (Engineering, Construction and Procurement) project agreement; (v) through its subsidiary Brasoil, PETROBRAS commits to purchase the assets belonging to BCLC in case of default by PETROBRAS in the project; (vi) through Brasoil, PETROBRAS commits to make payments owed by BCLC if this company is unable to fulfill any obligations assumed under the financing agreements; and (vii) during the construction stage, PETROBRAS commits to pay BCLC an amount, limited to US$ 37 million, if the EPC contract is terminated.

Under an EPC turnkey contract, BCLC retained Kellog Brown & Root (KBR), a Halliburton Group company, as the prime contractor with single point responsibility for all the work to construct the Barracuda/Caratinga Project assets, including Drilling activities, for which PETROBRAS has been subcontracted.

In December 2003, KBR filed a Pre-packaged Chapter 11 with the U.S. courts specifically limited to its asbestos business. As informed by KBR in its official announcements to the market (SEC included), and later (January 12, 2004) confirmed by the competent court, its bankruptcy protection proceedings would not directly impact the remaining businesses, including its obligations under the Barracuda/Caratinga Project EPC contract. According to official information provided by KBR and its parent company HALLIBURTON on a press release dated December 16, 2004, Chapter 11 proceedings are in the final stage and full completion is expected for the first quarter of 2005.

In the capacity of “Owner’s Representative” under the project, on June 17, 2003, PETROBRAS, on behalf of BCLC, finalized negotiations with KBR involving some of the claims made by KBR for time extensions and project cost increases, in addition to the bankruptcy protection proceeding previously mentioned. After formal approval from the project sponsors, as contractually defined, such negotiations resulted in an amendment to the original agreement, as approved on October 31, 2003. The objectives of such amendment were to mitigate the risks involved, especially the risk related to the bankruptcy protection filed by KBR, and to ensure asset construction completion in the shortest period. Also, it should be stressed that the original package of guarantees provided by KBR has been maintained and new guarantees have been provided by KBR and its parent company HALLIBURTON.

After KBR and PETROBRAS signed the contractual amendment, the former sought the latter with a view to proceeding with the negotiations relating to outstanding claims that could not be resolved between them until then. As a result of this negotiation round, in April 2004, the parties entered into a preliminary agreement referred to as Term-Sheet. This document, which did not yet bind the parties to its terms and conditions, established the basic conditions to resolve all previous outstanding matters relating to the CLAIMS made by KBR, to the contra-claims filed by BCLC against KBR, to the liabilities due by KBR and its parent company (HALLIBURTON) and other issues relating to the EPC contract. The Term-Sheet aimed to define the basic guidelines relating to amendments to project contracts, binding the parties to all issues negotiated between KBR and PETROBRAS, with a view to minimizing the risks of project delays that might compromise the Company’s goal to start the commercial operations of Barracuda and Caratinga fields in the shortest period possible and avoiding that legal disputes between the parties were to be settled through arbitration.

Similarly to the first round of negotiations, as previously described, after the required approval was obtained from the project’s sponsors, the Term Sheet generated a set of contractual amendments signed by all parties involved on December 6, 2004. Thus, upon execution of this new amendment, the parties consider all outstanding items and disputes in connection with the claims to be extinguished, as well as other issues relating to delays in construction work, fines, liquidated damages, responsibilities for pending services and other outstanding issues relating to the project.

With regard to physical project works, it should be mentioned that one FPSO, P-43, installed in the Barracuda field, became operational on December 21, 2004, and the other FPSO, P-48, to be installed in the Caratinga field, was shipped from the Brasfels shipyard in Angra dos Reis on December 13, 2004 and is currently being prepared for the start-up of operations.

Cabiúnas Project

The Cabiúnas project intends to increase the gas flow capacity in the Campos Basin, and consists of an SPC, Cayman Cabiunas Investment Co. Ltd. (CCIC), located on the Cayman Islands. With funds derived from internal capital (US$ 85 million) and from financing operations in the financial market (US$ 765 million), CCIC acquires from PETROBRAS the assets required by the project and subsequently leases them back to PETROBRAS through a leasing agreement. Of a total estimated US$ 721,2 million, assets amounting to US$ 355 million had been transferred to CCIC by December 31, 2004 through contractual mechanisms (Provisional Acceptance) in order to be considered Leased Assets. From January 1 to December 31, 2004, lease amounts to CCIC totaled US$ 161,9 million, and were fully paid to CCIC by PETROBRAS. Guarantees provided by PETROBRAS within the scope of the project are: (i) pledge on 10,4 billion m3 of gas and on the proceeds arising from the sale of such volumes in guarantee of the payment of lease installments by PETROBRAS; (ii) PETROBRAS’ commitment to open an account pursuant to Brazilian Central Bank Resolution No. 2644 to deposit lease amounts, in case reais may not be translated into dollars; and (iii) pledge on an account in reais to receive deposits related to lease payments, in case reais may not be translated into dollars or in the case of any events that prevent deposits in the account maintained in accordance with BACEN Resolution No. 2.644.

CLEP Project

Through a financing structure that involves the SPC Companhia Locadora de Equipamentos Petrolíferos – CLEP, former Langstrand Holdings S.A, PETROBRAS will sell to this company assets related to the production of oil, located in the Campos Basin, and subsequently will lease such assets back through a leasing agreement. The funds necessary for CLEP to acquire the assets from PETROBRAS will be provided by shareholders’ capital (equivalent to US$ 180 million) and by the financing operations obtained in the international financial markets through the issuance of Medium Term Notes backed by CLEP receivables (lease payments to be made by PETROBRAS). CLEP’s shares are equally held primarily by the pension institutions PREVI, PETROS, VALIA, FUNCEF, FAPES and REAL GRANDEZA. The project is expected to be operational for 10 (ten) years, after which PETROBRAS will have the right to acquire the SPC’s shares or the project’s assets.

By December 31, 2004, CLEP had raised US$ 1.700 million. The amount equivalent to this figure in Reais, plus previously mentioned own capital of R$ 180.000, in a total of R$ 5.143.010, were fully transferred to PETROBRAS as advances for the future sale of the assets by PETROBRAS to CLEP, classified as project financings under the Parent company’s current liabilities. In December 2004, CLEP acquired from PETROBRAS assets amounting to R$ 1.727.224.

CLEP revenues will arise solely from the semi-annual lease payments to be made by PETROBRAS for the use of the assets, and PETROBRAS also ensures the payment of additional lease installments if CLEP revenues are not sufficient to cover its financial obligations related to the project. In an event of default, PETROBRAS is committed to acquire the SPC for the remaining balance of its obligations.

9. Investments

(a) Information about subsidiaries, jointly-owned subsidiaries and affiliated companies

	Subscribed capital at December 31,	Thousands of shares/quotas		Shareholders’ equity	Net income (loss) for the
		Common	Preferred
	2004	shares/quotas	shares	(unsecured liability)	year

Subsidiaries
PETROQUISA	817.363	10.098.347	9.702.334	1.504.478	317.712
PETROBRAS DISTRIBUIDORA	2.086.404	14.984.936	27.868.517	3.507.568	634.049
GASPETRO	1.104.012	827	206	1.318.415	102.646
TRANSPETRO	1.012.052	848.789		1.215.519	276.317
DOWNSTREAM	762.936	552.001		1.280.445	172.512
PIFCo	133	50		(207.991)	(141.208)
PETROBRAS COMERCIALIZADORA DE ENERGIA	10	10 (*)		220.705	158.701
E-PETRO	18.411	21.000		19.063	1.186
PIB BV	4.528	1.585		3.372.680	91.640
BRASOIL	399.222	121.364		2.073.392	(8.598)
BOC	133	50		(485.299)	(10.193)
PNBV	45	50		123.305	128.357
UTE PIRATININGA	10	10 (*)		10
FAFEN ENERGIA	380.574	380.574		138.602	(3.226)

Jointly-owned subsidiaries
TERMOGAÚCHA – USINAS TERMOELÉTRICAS S.A.	287.064	2.972.001		269.666
TERMOSERGIPE S.A.	1.000	1.000		999
TERMOAÇU S.A.	298.400	298.400		298.400
TERMORIO S.A.	1.904	1.904		(11.409)	(13.313)
IBIRITERMO S.A.	7.199	3.826		(24.262)	24.758
TERMOBAHIA LTDA.	5.930	3.000 (*)		19.157	20.554
USINA TERMOELÉTRICA NORTE FLUMINENSE S.A.	422.307	42.231		405.288	(17.020)
GNL DO NORDESTE LTDA.	510	3.499 (*)		510

Affiliated company
5283 PARTICIPAÇÕES	1.421.604	462.021 (*)		714.710	122.456
(*)	Quotas

Description of subsidiaries and affiliated company activities

PETROBRAS QUÍMICA S.A. - PETROQUISA

Petroquisa participates in companies whose activities include the manufacture, sale, distribution, transport, import and export of chemical and petrochemical products, and renders technical and administrative services related to those activities.

PETROBRAS DISTRIBUIDORA S.A. - BR

BR operates in the areas of distribution, sale and industrialization of oil products, oil product derivatives alcohol and other fuels.

PETROBRAS GÁS S.A. - GASPETRO

Gaspetro participates in companies that operate in transportation of natural gas, in transmission of data, voice and image signals through cable and radio telecommunication systems, and in rendering technical services relating to these activities. GASPETRO also has the joint control over several state-owned gas distribution companies, which are proportionally consolidated according to equity participation.

PETROBRAS TRANSPORTE S.A. - TRANSPETRO

Transpetro carries out, directly or through subsidiaries, the transport and storage of bunker, crude oil and oil products and gas through a series of pipelines, terminals and vessels owned by Transpetro or by third parties.

DOWNSTREAM PARTICIPAÇÕES LTDA.

Downstrean participates, directly and indirectly, in companies operating in various sectors of the oil industry.

In 2004, this subsidiary’s trade name was changed to Downstream Participações Ltda.

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo

PIFCo is involved in the commercialization of crude oil and oil products abroad, acting as an intermediary in the purchase and sale of crude oil, oil products and materials for PETROBRAS System companies, as well as raising funds abroad.

PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA.

The objective of Petrobras Comercializadora de Energia Ltda. is to import and export thermo and hydro electricity, as well as other products of the electrical generation and cogeneration industries, and also to provide technical and administrative services related with the aforementioned activities; it may also hold interests in the capital of other companies.

E-PETRO

The purpose of E-PETRO is to hold interests in the capital of other companies whose business objectives involve activities related with the internet or electronic media.

PETROBRAS INTERNATIONAL BRASPETRO BV – PIB BV

Based in the Netherlands, PIB BV participates in companies engaged in the exploration, mining, processing, commercialization, transport, storage, import and export of oil and oil products, plus the provision of services and other activities related with the various sectors of the oil industry.

BRASPETRO OIL SERVICES COMPANY - BRASOIL

BRASOIL provides services in all areas of the oil industry, plus the commerce of oil and oil products.

BRASPETRO OIL COMPANY - BOC

BOC operates in the exploration, mining, processing, commercialization, transport, storage, import and export of oil and oil products, and also provides services and engages in other activities related to oil industry sectors.

PETROBRAS NETHERLANDS BV - PNBV

Petrobras Netherlands B.V. was constituted in the Netherlands in May 2001 by Petrobras International Finance Company – PIFCo and its main objectives involve the purchase, sale, lease and/or charter of materials, equipment and platforms used in the exploration and production of oil and gas.

UTE NOVA PIRATININGA

The corporate objective of UTE Nova Piratininga Ltda., based in the city of São Paulo, is to develop, build, operate, maintain and explore a thermoelectric power plant in the city of São Paulo, and to provide services relating to its activities.

FAFEN ENERGIA S.A.

The objective of Fafen Energia is to implement and operate a thermoelectric power complex under a cogeneration process in the city of Camaçari, state of Bahia, to convert gas and demineralized water into electrical and thermal energy to be used by PETROBRAS’ nitrogen fertilizer plant as well as to sell the excess production to third parties.

PETROBRAS COLOMBIA

Petrobras Colombia performs activities in connection with the oil industry, especially those relating to oil and gas exploration and production, refining and rendering of specialized and technical assistance services in Colombia.

5283 PARTICIPAÇÕES LTDA.

A limited liability company with its head office in Rio de Janeiro, 5283 Participações Ltda. aims to participate in the capital of other companies. PETROBRAS and DOWNSTREAM hold 32,5% and 67,5% of this company’s capital respectively.

Description of the activities of the jointly-owned subsidiaries

PETROBRAS shares control of the companies TERMORIO, TERMOGAÚCHA, TERMOSERGIPE, TERMOAÇU, IBIRITERMO, TERMOBAHIA, UTE NORTE FLUMINENSE and GNL DO NORDESTE, which were consolidated in proportion to PETROBRAS’ interest in total capital.

These thermoelectric plants generate electricity based on the transformation of thermal energy derived from burning natural gas, which can operate on an open or simple cycle, combined cycle, cogeneration or combined cycle cogeneration.

(b) Change in investments and discount

	Parent company

	Subsidiaries															Total

	PETROQUISA	PETROBRAS DISTRIBUIDORA	GASPETRO	BOC	TRANSPETRO	DOWNSTREAM	PCEL	E-PETRO	PIB BV	BRASOIL	PNBV	UTE N.PIRATIN.	TERMOR PARTICIP.	PETROBRAS COLOMBIA	FAFEN ENERGIA	2004	2003

At the beginning of the year	1.249.509	1.801.782	1.036.678		1.128.265	1.000.723	61.384	16.272	2.238.170	2.700.029		10	50.887	8.037		11.291.746	10.113.193

Acquisition and capital paid-in		885.761	202.956			105.000		1.799			70		2.901		159.615	1.358.102	233.113
Discount on acquisition of investments															15.159	15.159
Revaluation reserve	9.161															9.161
Share acquisition through swap with minority interest holders																	527.741
Equity adjustments	314.660	714.770	101.611	(10.193)	271.293	173.957	157.114	1.185	116.948	(187.660)	104.456		4.594		(36.171)	1.726.564	1.679.525
Corporate restructuring									568.971	(568.971)
Exchange gains (losses) on shareholders’
equity of foreign subsidiaries				42.026					(267.163)	(134.254)						(359.391)	(895.495)
Dividends	(83.837)	(234.837)	(24.117)		(203.891)			(203)								(546.885)	(474.458)
Write-off				(31.833)									(58.382)			(90.215)	53.536
Subsidiary merged/created																	54.591

At the end of the year	1.489.493	3.167.476	1.317.128		1.195.667	1.279.680	218.498	19.053	2.656.926	1.809.144	104.526	10		8.037	138.603	13.404.241	11.291.746

	Jointly-owned subsidiaries							Affiliated companies		Total

	UTE NORTE FLUMINENSE	TERMOGAÚCHA	TERMOSERGIPE	TERMOAÇU	TERMOBAHIA	TERMORIO	GNL DO NORDESTE	5283 PARTICIPAÇÕES	Other	2004	2003

At the beginning of the year	3.146	55.182	200	78.000	2.324	952	255	192.483	1.397	333.939	398.902

Capital paid-in	39.084	18.950		38.400						96.434	15.826
Equity adjustments	(1.702)	(6.715)			3.231	(952)		39.798	(922)	32.738	(85.075)
Write-off											4.286

At the end of the year	40.528	67.417	200	116.400	5.555		255	232.281	475	463.111	333.939

Subsidiaries, jointly-owned subsidiaries and affiliated companies										13.867.352	11.625.685
Other investments										235.863	246.610

										14.103.215	11.872.295

Discount

At the beginning of the year

Discount										(55.762)	(62.821)
Discount on the acquistion of shares - FAFEN Energia										(15.159)
Amortization of discount										16.584	7.059

At the end of the year										(54.337)	(55.762)

Total investments										14.048.878	11.816.533

(c) Transactions with subsidiaries and affiliated companies

The commercial operations between PETROBRAS and its subsidiaries are carried out under normal market prices and conditions. Operations involving the acquisition by PETROBRAS of oil and oil products from its subsidiary PIFCo have extended payment terms as PIFCo was specifically created for this short-term financing purpose; Petrobras incurs interest expenses during the extended payment period. The securitization of exports passed on and onlending of funds raised in the international market are performed at the same rates obtained by the subsidiary. The value of the remaining transactions, principally loans granted under intercompany loan agreements, income and/or charges, is established based on market conditions and/or according to specific legislation on the subject.

	Current assets		Non-current assets

	Accounts receivable, mainly for sales	Dividends receivable	Advance for capital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany loans	Other operations	Total assets

PETROQUISA and subsidiaries	12.726	80.644			4		93.374
BR DISTRIBUIDORA and subsidiaries	627.398	201.672			190.226	1.883.069	2.902.365
GASPETRO and subsidiaries	12.244	24.117	217.642	1.631.511	181.629	15.359	2.082.502
PIFCo and subsidiaries	1.252.716		318.432		16.966.951		18.538.099
PNBV and subsidiaries	29.231		13.055			11.363	53.649
DOWNSTREAM and subsidiaries	61.072				1.208.441	5	1.269.518
TRANSPETRO and subsidiary	166.653	133.604			15.882	9.155	325.294
PIB-BV NETHERLANDS and subsidiaries	87.452					111.240	198.692
BRASOIL and subsidiaries	68.104			1.724.116	7.736.667		9.528.887
BOC and subsidiaries	32				35.406	7	35.445
PETROBRAS COMERCIALIZADORA
DE ENERGIA LTDA.	72.715	203					72.918
Other subsidiaries	1.653		878				2.531

PETROBRAS NEGÓCIOS ELETRÔNICOS
and subsidiary	1.631						1.631
UTE NOVA PIRATININGA			878				878
Others	22						22
Jointly-owned subsidiaries and affiliated companies	1.260.276		275.256		2.636.423	16	4.171.971

December 31, 2004	3.652.272	440.240	825.263	3.355.627	28.971.629	2.030.214	39.275.245

December 31, 2003	3.011.684	474.458	695.551	3.885.297	16.724.150	2.000.071	26.791.211

	Current liabilities					Long-term liabilities

	Suppliers, mainly for acquisition of oil and oil products	Advances from customers	Charter of platforms	Intercompany loans	Other operations	Intercompany loans	Export prepayment	Other operations	Total liabilities

PETROQUISA and subsidiaries	28.389								28.389
BR DISTRIBUIDORA and subsidiaries	239.265	10.833			8			32.316	282.422
GASPETRO and subsidiaries	96.869								96.869
PIFCo and subsidiaries	18.470.114	398.101					3.349.375		22.217.590
PNBV and subsidiaries	95.634		520.508						616.142
DOWNSTREAM and subsidiaries	5.422								5.422
TRANSPETRO and subsidiary	316.336								316.336
PIB-BV NETHERLANDS and subsidiaries	114.786	18.361			154.351			1.108	288.606
BRASOIL and subsidiaries	65.809	116.034	988.223			5.592			1.175.658
BOC				131.883					131.883
PETROBRAS COMERCIALIZADORA
DE ENERGIA LTDA.	51.373								51.373
Other subsidiaries	1.795								1.795

PETROBRAS NEGÓCIOS
ELETRÔNICOS and subsidiary	1.789								1.789
Others	6								6
Jointly-owned subsidiaries and affiliated
companies	232.537	21.915			7.660	31.728			293.840

December 31, 2004	19.718.329	565.244	1.508.731	131.883	162.019	37.320	3.349.375	33.424	25.506.325

December 31, 2003	15.098.340		1.512.851	341.013		29.747	4.064.671	15.076	21.061.698

	Income and expenses

	Operating income, mainly for sales	Financial income (expenses), net	Monetary and exchange variation, net	Total

PETROQUISA and subsidiaries	114.188	(724)		113.464
BR DISTRIBUIDORA and subsidiaries	27.219.742	154	269.418	27.489.314
GASPETRO and subsidiaries		105.261	(147.924)	(42.663)
PIFCo and subsidiaries	9.900.530	(1.005.485)	(1.672.420)	7.222.625
PNBV and subsidiaries		(327)	(64.808)	(65.135)
DOWNSTREAM and subsidiaries	875.464	158.538	(79.836)	954.166
TRANSPETRO and subsidiary	193	(2.535)	(757)	(3.099)
PIB-BV NETHERLANDS and subsidiaries	26.775	127.594	(2.261.744)	(2.107.375)
BRASOIL and subsidiaries	343.824	356.364	(1.102.975)	(402.787)
PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA.	200.619			200.619
Others
Jointly-owned subsidiaries and affiliated companies	1.623.936	70.132		1.694.068

December 31, 2004	40.305.271	(191.028)	(5.061.046)	35.053.197

December 31, 2003	34.844.298	334.611	109.124	35.288.033

Intercompany loans

Index	2004	2003

TJLP + 5% p.a.	2.745.984	2.410.770
LIBOR + 1 to 3% p.a.	24.739.357	12.542.248
101% of CDI	1.208.441	1.462.454
IGPM + 6% p.a.	71.987	66.001
Other indices	205.860	242.677

	28.971.629	16.724.150

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds an (11%) interest.

A turnkey contract in the amount of US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years as from January 2000 in the form of transportation services. At December 31, 2004, the value of the rights to future transportation services, on account of costs already incurred in the construction to that date, including interest of 10,07% p.a., was R$ 1.101.594 (R$ 1.172.631 in 2003), with R$ 958.692 (R$ 1.021.751 in 2003) shown under noncurrent assets as advances to suppliers. This amount also includes R$ 197.685 (R$ 205.203 in 2003) related to the pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. At December 31, 2004, the total receivables of PETROBRAS from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and pre-acquisition of the right to transport 6 (six) million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.631.511 (R$ 2.154.846 in 2003) shown under noncurrent assets as accounts receivable, net.

(d) Information for December 31, 2004 on the jointly owned subsidiaries included in the consolidation

									Indirect jointly-owned subsidiaries

	Termogaúcha	Termosergipe	Termoaçu	Termorio	Termobahia	UTE Norte Fluminense	Ibiritermo	GNL do Nordeste	Gas Distributors	Other

Current assets	1.796		3.597	31.311	48.952	157.200	93.190	78	537.385	376.333
Noncurrent assets	28	495	13	1.142	19.628	6.340	52.794		831.489	165.021
Permanent assets	290.258	505	456.838	2.758.748	666.886	1.491.260	398.812	432	665.694	3.374.007

Current liabilities	56		50.845	41.047	34.117	574.650	63.840		485.020	419.126
Long-term liabilities	22.360		111.203	2.763.200	682.190	674.860	505.218		1.025.009	1.629.953
Shareholders’ (unsecured) liabilities	269.666	1.000	298.400	(13.046)	19.159	405.290	(24.262)	510	524.539	1.866.282

Net operating revenue					137.628	308.790	151.186		1.708.156	1.205.549
Net income (loss) for the year				(14.950)	20.562	(17.020)	24.758		165.114	226.790
Ownership percentage - %	25%	20%	39%	50%	29%	10%	50%	50%	23,50% to 83,00%	16,67% to 50,00%

Companies with shared management, consolidated in proportion to participation in total capital.

(e) Goodwill and discount

The goodwill recorded in the acquisition of Petrobras Energia Participaciones S.A. – PEPSA and Petrolera Entre Lomas S.A. – PELSA, on the date of acquisition, amounted respectively to R$ 1.904.114 and R$ 110.945, representing a R$ 46.011 discount in current assets, and goodwill of R$ 598.056 and R$ 1.463.014 recorded under permanent assets as investments and property, plant and equipment, respectively. These amounts have been amortized in accordance with the economic basis on which they were recorded.

The discount recorded by PETROBRAS as a result of the operation to acquire the shares of BR, in the amount of R$ 62.821, has been amortized over the period established in the appraisal report (10 years), and the discount recorded as a result of the acquisition of the controlling interest in FAFEN Energia (80,20%), in the amount of R$ 15.159, has been amortized over a period of up to 25 years, as defined in the appraisal report.

The discount recorded on the acquisition of Petrolera Santa Fe in December 2002, amounting to R$ 151.843, was reclassified to property, plant and equipment, based on the company’s fair value of assets, as determined by CVM Instruction No. 285/98.

Movements in the discount balance:

	Consolidated	Parent Company

Balance at December 31, 2003	289.348	55.762
Discount on the acquisition of FAFEN ENERGIA	15.159	15.159
Amortization of discount	(33.811)	(16.584)

Balance at December 31, 2004	270.696	54.337

The balance of the consolidated discount, amounting to R$ 270.696, is presented as deferred income in the balance sheet.

(f) Acquisition of Triunfo’s shares by Petroquisa

Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. in response to the put option. After its preemptive right was exercised on May 14, 2004, PETROQUISA, which had held 45,22% of voting capital and 59,92% of capital stock of Petroquímica Triunfo until then, increased its interest to 70,45% of voting capital and 85,04% of the company’s capital stock, which has been included in PETROBRAS consolidation as from that date. Petroquímica Triunfo, located at the petrochemical complex of Rio Grande do Sul, produces low-density polyethylene and has an installed capacity of 160.000 tons per year.

(g) Acquisition of Liquigás Distribuidora S.A. (former Agip do Brasil S.A.)

On August 9, 2004, through its subsidiary PETROBRAS DISTRIBUIDORA S.A. – BR, PETROBRAS acquired 100% interest in Agip do Brasil S.A., currently Liquigás Distribuidora S.A., thus assuming the share control of this company as of that date.

Liquigás is a liquefied petroleum gas (LPG), fuel and lubricant distributor. Liquigás has a 21% share in the LPG market in Brazil, operating under the "Liquigás", "Novogás" and "Tropigás" brands. Fuel distribution is represented by approximately 3,7% of total local market, with a network of more than 1.500 service stations operating under the “Agip”, “Companhia São Paulo de Petróleo” and “Ipê” brands. Lubricant distribution activities account for around 3% share in the Brazilian market.

(h) Acquisition of shareholdings in GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary GASPETRO, formalized the intension to acquire of 40% of capital of Companhia de Gás de Minas Gerais – GASMIG, provided for in the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, as approved by the Minas Gerais State Legislature through Law No. 15.404/2004, of December 3, 2004. The operation was concluded on December 15, 2004 by GASPETRO and its subsidiary TSS Participações S.A., for R$ 154.000.

PETROBRAS, GASPETRO, CEMIG and GASMIG have jointly performed a research with the objective of setting up a partnership to increase their coverage of the natural gas market. These researches lead them to the design of a Master Plan (“Plano Diretor”) covering the markets in the State of Minas Gerais. The Plan also defines the investments necessary for the development and expansion of the gas pipeline for transportation and distribution in Minas Gerais.

The main objective of this operation is to significantly increase piped gas supply in Minas Gerais State, to increase the volume of natural gas distributed by GASMIG from the current 3,5 million m3/day to 4,5 million m3/day by the end of 2006, and to reach 11,11 million m3/day in 2023.

(i) Acquisition of Eletrobolt Thermoelectric Plant

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions previously agreed with a consortium of 17 commercial banks, necessary for the definitive transfer of property to the Eletrobolt Thermoelectric plant, located in Seropédica, Rio de Janeiro State, to PETROBRAS. This plant, with nominal capacity of 388 MW, is one of the three “merchant” type plants with which PETROBRAS executed agreements between 2001 and 2002, containing a contingent payment clause referring to taxes, charges, operating and maintenance costs, and investment (capacity), in case the plant does not generate sufficient revenue to cover these items.

On December 17, 2004, the Board of Directors of PETROBRAS approved the terms and conditions for the completion of the acquisition of Sociedade Fluminense de Energia – SFE, owner of Termoelétrica Eletrobolt’s assets, for R$ 164 million to be paid in one lump sum. The related documentation is expected to be signed in the first quarter of 2005, when SFE’s quotas will be actually transferred to PETROBRAS and the related payment will be made.

The termination of Eletrobolt consortium and all contracts arising therefrom caused all the contingency payments in connection with Contingency Contributions to be ceased.

(j) Acquisition of Thermoelectric Power Plant - FAFEN Energia S.A.

On December 17, 2004, PETROBRAS informed the market of the approval, from its Executive Board, of the acquisition of all of the shares held by EDP Brasil S.A. in the thermoelectric power plant FAFEN Energia S.A., located in the city of Camaçari, state of Bahia, with an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation. PETROBRAS already owned a 20% interest in the capital of FAFEN Energia. PETROBRAS will pay EDP Brasil R$ 96.000 for the acquired 80% interest in the plant, payable as follows: 50% 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% two years thereafter.

The first stage of the plant has been operational since September 2001, generating 22 MW of electricity and 42 ton/hour of steam power to PETROBRAS’ Fertilizer Plant, in the Camaçari Complex. Having construction and tests been recently concluded, the plant will supply, as of 2005, 100 MW of energy to Bandeirantes Energia, as previously agreed.

(k) Resumption of the Termoaçu Thermoelectric Plant Project (Rio Grande do Norte State)

On September 16, 2004, PETROBRAS entered into a “Commitment Agreement” with Guaraniana S.A. (currently Neo Energia), its partner in the Vale do Açu Thermoelectric Plant (Termoaçu), located in Rio Grande do Norte state, in order to resume the construction of the plant, with a nominal capacity of 340 MW and steam production of 610 t/h.

The project had been interrupted due to the divergences between the electricity purchase agreement (“PPA”) originally negotiated and that approved by the National Electric Power Agency (ANEEL), which required negotiation among the partners to establish a new project development model.

PETROBRAS will assume project management and will make new capital contributions to the company, increasing its participation in voting capital to approximately 80% by the time the project is completed.

(l) Acquisition of Baixada Santista Energia Ltda. - BSE

On December 23, 2004, the Executive Board approved the acquisition of quotas held by Marubeni Corporation in Baixada Santista Energia Ltda. – BSE, a special purpose company incorporated within the UTE Cubatão Project. This operation involves approximately US$ 90 million, and project resumption will meet the present requirements for the energy and steam power generation system renewal for the Cubatão Refinery (RPBC). Upon conclusion, this plant will have an installed capacity of 200 MW for electricity generation and 400 ton/hours for steam generation.

(m) Acquisition of interest in CEG-RIO

On October 4, 2004, through its subsidiary PETROBRAS GÁS S.A – GASPETRO, PETROBRAS exercised the option of purchasing shares of CEG-RIO, agreed with the company GÁS NATURAL SGD, comprising 65.580 thousand common shares (9,86% of total common shares) and 181.920 thousand preferred shares (13,68% of total preferred shares), in the total amount of approximately US$ 16,5 million, equivalent to R$ 46.750.

As a result of this operation, GASPETRO has increased its interest in CEG-RIO, and now holds 26,19% of its total common shares and 43,01% of its total preferred shares.

(n) Dissolution of the Termocorumbá Project

On December 23, 2004, PETROBRAS and Duke Energy signed the Articles of Dissolution regarding TermocorumbáLtda., a project aimed at implementing a thermoelectric power plant in the city of Corumbá, state of Mato Grosso do Sul. The parties opted to terminate the project after the related financial viability analyses indicated a return on investment lower than expected. PETROBRAS recorded a loss of R$ 861.

(o) Acquisition of interest in TermoRio

On December 15, 2003, PETROBRAS informed the market of its acquisition of the share control of TermoRio, as a result of the acquisition of a 7% share in PRS Energia, added to its previously owned 43% share. In order to conclude the financial recovery process of TermoRio, a 50% interest in NRG, which ceased to contribute capital to TermoRio in April 2002, had to be acquired. The corporate relationship between NRG and PETROBRAS was under an arbitration process, which was defined at the beginning of 2005, when PETROBRAS has held 100% of TermoRio’s share control as of the date of payment of some US$ 72 million to NRG, as stipulated by the arbitral award. Upon assuming full control over TermoRio, PETROBRAS has become exempt from the obligation to pay for the capacity provided, regardless of the electric power that might be generated by the plant.

(p) Corporate restructuring of the international area

In June 2002, the Board of Directors of PETROBRAS approved the merger of Petrobras International S.A. –Braspetro into PETROBRAS and the incorporation of a subsidiary company in the Netherlands, to operate as an international holding company, setting out a corporate restructuring process implemented by PETROBRAS in its International Area, aiming principally to align an international corporate framework to its current organization and management model.

In this context, during 2004, interest held by the PETROBRAS Group in Argentine companies was transferred to PETROBRAS PARTICIPACIONES S.L. (PP SL), an indirect subsidiary based in Spain, which now concentrates all investments held in that country, except for the 34% interest Brasoil Alliance Co. holds in Compañia Mega S.A., the transfer of which is still being considered.

Some changes in equity interests held by PETROBRAS Group companies were necessary for the completion of this stage of the corporate reorganization process:

(a) Braspetro Oil Company (BOC) exchanged its interest in Petrobras Argentina S.A. (PAR) and in Petrolera Santa Fe Southern Cone, Inc. to Braspetro Oil Services Co. (BRASOIL) for part of intercompany payables.

(b) Braspetro Oil Services Co. (BRASOIL) acquired interest held by Petrolera Santa Fe Southern Cone, Inc. in Petrolera Santa Fe SRL (PSF).

(c) Braspetro Oil Services Co. (BRASOIL) transferred its interest in Petrobras Argentina (PAR) and in Petrolera Santa Fe SRL (PSF) to PETROBRAS, in the form of capital return.

(d) PETROBRAS transferred its interest in Petrobras Argentina (PAR) and in Petrolera Santa Fe SRL (PSF) to Petrobras Participaciones S.L. (PP SL), as capital contribution for the subscription of this company’s shares.

(e) 5283 Participações Ltda. transferred its interest in EG3 S.A. and in EG3 RED S.A. to Petrobras Participaciones S.A. (PP SL), as capital contribution for the subscription of this company’s shares.

(f) PETROBRAS and 5283 Participações Ltda. transferred their interest in Petrobras Participaciones S.L. (PP SL) to Petrobras International Braspetro B.V. (PIB BV), as capital contribution for the subscription of this company’s shares.

These changes did not affect the Company’s financial position.

As a result of these changes, interest held by PETROBRAS and by 5283 Participações Ltda. in Petrobras International Braspetro BV (PIB BV) is now 78,80% and 21,20% respectively. Petrobras International Braspetro BV (PIB BV) still holds 100% interest in Petrobras Participaciones S.L. (PP SL).

On November 12, 2004, PETROBRAS Board of Directors approved the absorption of some Argentine subsidiaries of PETROBRAS by Petrobras Energia S.A. (PESA). In this operation, Petrobras Participaciones S.L. (PP SL) will transfer to Petrobras Energia S.A. (PESA) its interest in EG3 S.A., Petrobras Argentina S.A. (PAR) and Petrolera Santa Fe SRL (PSF), in exchange for 230.194.137 new shares issued by Petrobras Energia S.A. (PESA), representing 22,8% of this company’s capital. This transaction is subject to approval from the shareholders’ meeting of Petrobras Energia S.A. (PESA) and from Argentine regulatory agencies, with conclusion being expected for the second quarter of 2005.

Release agreement between Petrobras Energia S.A. (PESA) and ENRON CORP. on investments in Companhia de Inversiones de Energia S.A. (CIESA)

Companhia de Inversiones de Energia S.A. – CIESA is an entity jointly controlled by PESA and ENRON. Aiming at restructuring CIESA’s debt, its shareholders signed an agreement on April 30, 2004 which, subject to the fulfillment of certain conditions, sets forth the following share transfers:

  At a first stage ENRON will transfer, to a trust or to an alternative entity, 40% of CIESA’s shares from the total 50% owned by ENRON;

  PESA will transfer to ENRON its 7,35% direct interest in the capital of TGS;

  In accordance with CIESA’s debt restructuring, at a second stage, ENRON will transfer its remaining 10% interest in CIESA’s capital to the trust or alternative entity. In turn, ENRON will receive 4,3% of TGS shares.

The approval of such operation by ENERGAS, the regulatory body of the gas market in Argentina, is a condition for the agreement to become effective. Under no circumstances will PESA hold direct or indirect control of CIESA.

For operating under long-term restrictions that significantly impair its capacity to transfer funds to investors, CIESA is excluded from the consolidation process of PESA and, therefore of PETROBRAS, in accordance with CVM Instruction 247/96.

Additionally, on December 31, 2004, CIESA’s debt amounts to US$ 220 million, with an original maturity in April 2002, which has not been settled as a consequence of the macro-economic scenario in Argentina. CIESA’s management has currently been negotiating an extension for the debt settlement with debtors.

With a view to obtaining an extension for the payment term of its short-term debt and to extending its debt profile as well as to amending certain financial covenants included in the agreements, on February 24, 2003, TGS, a subsidiary of CIESA, implemented a debt restructuring process covering almost all of its debt in the amount of US$1.027 million.

In December 2004, TGS completed its debt restructuring process and obtained approval for the proposal submitted by 99,76% of creditors. The restructuring consisted in exchanging existing debt securities for payments made and for the issuance of new notes (to creditors holding this type of instrument) or private debt securities (intended to extend the term of short-term financial liabilities). With regard to loans granted by the IDB, not only did TGS pay part of the debt but also signed new loan agreements.

The terms and conditions of the debt restructuring subject the company to certain restrictions, especially with regard to new loan agreements, capital investments, payment of dividends, granting of guarantees on assets and results and sale of assets.

(q) Foreign incorporation and acquisition of companies

In 2004, the Board of Directors approved the incorporation or acquisition of the following companies abroad:

PETROBRAS MIDDLE EAST B.V. (PEMID)

Petrobras Middle East B.V. (PEMID) was established in the Netherlands as a subsidiary of Petrobras International Braspetro B.V. (PIB BV), with a branch office in Iran (PEMID –IRAN BRANCH OFFICE), as a result of an agreement entered into with the state-owned company National Iranian Oil Company (NIOC) for the exploration of Tusan Block, in the Persian Gulf.

PETROBRAS TANZANIA

Petrobras Tanzania is a subsidiary of Petrobras International Braspetro B.V. (PIB BV), established in connection with an agreement with the government of Tanzania and the state-owned company Tanzania Petroleum Development Corporation – TPDC for the exploration of Block 5 in the Mafia Basin.

CONECTA S.A.

Petrobras International Braspetro B.V. (PIB BV) acquired the majority interest in CONECTA S.A., a natural gas distribution concession company in inner Uruguay, through the acquisition of 100% of shares and rights of Gaufil S.A. and Lufirel S.A., special purpose entities holding 35% and 20%, respectively, interest in CONECTA.

(r) Information on affiliated companies

				2004		2003

	Ownership of subscribed capital - %	Shareholders’ equity (adjusted)	Net income (loss) for the year	Noncurrent assets	Permanent assets	Noncurrent assets	Permanent assets

Affiliates of PETROQUISA:
Petroquímica União S.A. – PQU	17,44	607.950	186.537		105.086		95.793
Companhia Petroquímica do Sul S.A. - COPESUL	15,63	1.161.017	546.676		181.124		169.216
BRASKEM S.A.	8,45	4.271.829	695.000	267.182	93.917	179.469	62.962
Petroquímica Triunfo S.A.							93.349
Deten Química S.A. – DETEN	27,66	218.879	27.467	61.069		60.922
Other				1.862	191	1.862	12.189

				330.113	380.318	242.253	433.509
Other investments				1.476	3.509	2.500	25.876

				331.589	383.827	244.753	459.385

(s) Investments in quoted companies

Investments in quoted companies whose shares are traded on the stock market are as follows:

	In lots of one thousand shares		Stock Market - R$ per lot of one thousand shares

Company	Common	Preferred	Common	Preferred	Market value

Consolidated
BRASKEM	3.027.735	4.630.565	94,00	134,00	905.103
COPESUL	2.348.201		380,00		892.316
PQU	8.738	8.738	17.500,00	17.500,00	305.834

Parent company
PETROQUISA	10.098.083	9.505.390	(*)	179,11	3.511.178
PEPSA	1.249.717		3,17		3.961.814

The market values of these shares do not necessarily reflect the net realizable values at liquidation of a major block of shares.

(*) As the common shares of the subsidiary PETROQUISA traded on the stock market do not have liquidity, the price for preferred shares was used for purposes of determining market values.

10. Property, plant and equipment

(a) By operating segment

	Consolidated				Parent Company

			2004	2003			2004	2003

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and production	68.629.871	(31.956.157)	36.673.714	29.150.574	58.174.817	(30.276.542)	27.898.275	22.210.653
Supply	26.946.319	(11.856.959)	15.089.360	12.786.614	22.679.845	(10.944.641)	11.735.204	10.168.807
Distribution	3.515.603	(1.321.415)	2.194.188	1.296.562
Gas and energy	8.610.033	(1.335.800)	7.274.233	6.548.939	1.245.867	(243.048)	1.002.819	1.234.404
International	23.487.450	(9.908.157)	13.579.293	14.958.305	20.794	(8.901)	11.893	6.414
Corporate	2.619.797	(685.268)	1.934.529	1.205.655	2.619.064	(685.179)	1.933.885	1.205.518

	133.809.073	(57.063.756)	76.745.317	65.946.649	84.740.387	(42.158.311)	42.582.076	34.825.796

(b) By type of asset
		Consolidated				Parent Company

				2004	2003			2004	2003

	Estimated useful life (years)	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Buildings and leasehold improvements	25 a 40	3.880.351	(1.931.562)	1.948.789	2.594.884	1.993.365	(1.224.938)	768.427	711.439
Equipment and other assets	3 a 30	56.570.259	(29.297.633)	27.272.626	23.991.830	31.649.872	(20.999.842)	10.650.030	10.108.782
Rights and concessions		2.600.945	(417.866)	2.183.079	1.357.272	2.295.171	(331.611)	1.963.560	1.234.636
Land		678.455		678.455	532.900	305.810		305.810	263.592
Materials		1.529.349	(7.699)	1.521.650	843.072	1.444.345		1.444.345	828.614
Advances to suppliers		970.070	(18)	970.052	373.597	353.658		353.658	131.233
Expansion projects		13.296.854	(3.281)	13.293.573	9.811.543	8.575.024		8.575.024	6.982.878
Oil and gas exploration and production development costs (E&P)		54.282.790	(25.405.697)	28.877.093	26.441.551	38.123.142	(19.601.920)	18.521.222	14.564.622

		133.809.073	(57.063.756)	76.745.317	65.946.649	84.740.387	(42.158.311)	42.582.076	34.825.796

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil and gas is based on their estimated useful lives.

(c) Oil and gas exploration and development costs

	Consolidated		Parent Company

	2004	2003	2004	2003

Capitalized costs	54.282.790	50.330.099	38.123.142	32.832.233
Accumulated depreciation	(25.332.597)	(23.840.782)	(19.576.089)	(18.235.828)
Amortization of/provision for
abandonment costs	(73.100)	(47.766)	(25.831)	(31.783)

Net investment	28.877.093	26.441.551	18.521.222	14.564.622

In 2004, the Company reviewed the estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering the useful economic life of the fields and expected cash flows at present value discounted at a free-risk rate, adjusted by PETROBRAS risk. This review resulted in a decrease in the related provision of R$ 412.033, credited to net income for the year, recorded as exploratory costs for oil and gas exploration.

In order to reasonably estimate its liabilities relating to future abandonment of wells and dismantling of production areas in view on the long productive period of each field, the Company adopted a scenario model for the international Brent price, with different probabilities. The adoption of more realistic scenarios in relation to the Brent price generated, in most cases, longer periods to use the fields than those estimated in 2003.

(d) Depreciation

Depreciation expenses for the year ended December 31 are shown below:

	Consolidated		Parent Company

	2004	2003	2004	2003

Portion absorbed in costing:
Of assets	3.430.195	3.118.666	1.678.474	1.416.604
Of exploration and production costs	1.674.071	1.285.360	1.656.215	1.029.607
Of capitalization of/provision for
well abandonment	80.803	4.087	21.607	4.087

	5.185.069	4.408.113	3.356.296	2.450.298
Portion recorded directly
in income	642.068	553.579	368.398	315.540
Other	390

	642.458	553.579	368.398	315.540

	5.827.527	4.961.692	3.724.694	2.765.838

(e) Leasing of platforms and ships

As of December 31, 2004 and 2003, direct and indirect subsidiaries had leasing contracts for offshore platforms chartered to PETROBRAS, and the commitment assumed by the parent company is equivalent to the amount of the contracts. As of December 31, 2004 and 2003, PETROBRAS also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, would have represented financed acquisition of fixed assets, are shown below:

	Consolidated		Parent Company

	2004	2003	2004	2003

Property, plant and equipment, net of depreciation	1.547.952	1.872.610	353.981	416.979

Financing
Short-term	770.242	875.174	89.305	60.306
Long-term	3.250.506	3.961.792	554.607	712.530

	4.020.748	4.836.966	643.912	772.836

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by PETROBRAS as prepaid expenses and totaled R$ 1.042.818 at December 31, 2004 (R$ 763.902 in 2003), R$ 924.535 of which are recorded as noncurrent assets (R$ 675.806 in 2003).

BRASOIL participates in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in 2001 accident. Under these contracts, BRASOIL has committed to depositing any insurance reimbursement, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since BRASOIL and PETROBRAS understand to be entitled to such amounts in accordance with the distribution mechanism established in the contract.

In April 2003, BRASOIL provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, BRASOIL provided the financial institution with counter-guarantees in the amount of US$ 175 million.

The leasing operations relating to project financing are mentioned in Note 8 (e)

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither PETROBRAS nor BRASOIL have been considered to have defaulted their obligations; (b) PETROMEC and MARITIMA are subject to reimbursing BRASOIL for approximately US$ 58 million plus interest; and (c) PETROMEC and MARITIMA are not liable for delays or unfinished work.

Not only PETROMEC but also PETROBRAS and BRASOIL have been allowed to appeal against the decision at a superior court, which should be carried out in the next months.

Following the trial in February 2004, PETROMEC amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures, or alternatively for damages for perjury, with no claimed amount being determined. The date of the trial of these two claims has not yet been defined.

The final outcome is therefore uncertain.

Pursuant to the construction and conversion of vessels into FPSO - Floating Production, Storage and Offloading and FSO - Floating, Storage and Offloading, considering the contractual default of the constructors, by December 31, 2004, BRASOIL contributed financial resources in the amount of R$ 590 million, equivalent to R$ 1.566.180 (R$ 1.680.098 in 2003) on behalf of the constructors directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to BRASOIL.

Based on the opinion of BRASOIL’s legal advisers, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of R$ 518 million, equivalent to R$ 1.374.953 at December 31, 2004 (R$ 1.471.955 in 2003).

(f) Lawsuit in the United States

On July 25, 2002, BRASOIL and PETROBRAS won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify BRASOIL for the construction (performance bond) of platforms P-19 and P-31, and from PETROBRAS, the refund of any amounts that they might be ordered to pay in the performance bond proceeding. A court decision by the first level of the Federal Court of the District of New York recognized the right of BRASOIL and PETROBRAS to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the performance bond in a total US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity by BRASOIL and PETROBRAS to approximately US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. The parties involved (Insurance companies and BRASOIL) have adopted procedures with a view to actually settling BRASOIL’s credit. No contingent amount receivable was recorded by the Company.

(g) Return of exploration areas to the ANP

During 2004, PETROBRAS returned to the National Petroleum Agency - ANP the rights associated with one exploratory concession – BM-ES-9 (fully returned) and 15 exploratory concessions referring to the completion of the first exploration phase (partially returned) as established in the agreements, all in connection with BID 3. Of the total sixteen concessions and exploratory areas, PETROBRAS had exclusive rights over 9 (nine) concessions, and the other 7 (seven) were operated in partnership with other companies.

The rights to POT-T-655 Block, referring to BT-POT-22 Exploratory Block, BID 5, in which PETROBRAS was the sole concession holder, were fully returned to ANP.

Three areas - BM-C-14/BM-S-14/BM-S-22 - explored by PETROBRAS in partnership with other companies, the concession of which was not operated by the Company, were partially returned to ANP.

The area relating to 1-RJS-144 well, originating in BC-200 block, maintained in connection with the assessment of the related discovery was returned. Considering that PETROBRAS was not interested in declaring its marketability, the area was fully returned.

Thus, total concessions returned are as follows:

(a)	113 (one hundred and thirteen) of the 115 (one hundred and fifteen) concessions granted to the Company on August 6, 1998.

(b)	2 (two) of the 5 (five) concessions acquired under the BID 1 in June 1999, the contracts for which were signed on September 23, 1999.

(c)

partial return of 8 (eight) areas acquired under the BID 2, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, the contracts for which were signed on September 15, 2000.

(d)	partial return of 17 (seventeen) blocks, which formalizes the completion of the 1st Exploratory Period of the Exploration Phase, and full return of one block, all acquired under the BID 3.

(e)	full return of the area in one of the cells comprising BT-ES-22 Block, which is one of the seventeen areas acquired under the BID 5.

(h) 6th ANP auction of exploratory blocks

PETROBRAS acquired 107 (one hundred and seven) new exploratory concessions of the 154 (one hundred and fifty-four) bid upon in the 6th bid for exploratory blocks held in August 2004. ANP offered a total 913 (nine hundred and thirteen) blocks, 294 (two hundred and ninety-four) of which onshore and 619 (six hundred and nineteen) offshore.

PETROBRAS has exclusive rights over 55 (fifty-five) of these concessions and the other 2 (two) were acquired under a consortium. PETROBRAS is the operator of thirty-two of these concessions.

The costs incurred by PETROBRAS in subscription bonus totaled R$ 437.490.

The concession agreements referring to the 6th bid were signed on November 24, 2004.

Consolidated				Parent Company

Current		Noncurrent		Current		Noncurrent

2004	2003	2004	2003	2004	2003	2004	2003

Foreign

Financial institutions	3.136.742	5.537.374	8.448.441	7.955.928	1.010.071	887.372	3.846.012	4.929.033
Bearer bonds (Notes)	1.317.076	1.636.183	14.764.868	15.845.367	19.066	351.681	1.149.622	1.212.498
Structured finance of exports	398.101	178.449	3.349.375	4.910.629
Suppliers	185.760	191.141	1.024.274	351.219
Other	51.920	120.763	29.478	1.016.238

Subtotal	5.089.599	7.663.910	27.616.436	30.079.381	1.029.137	1.239.053	4.995.634	6.141.531

Local
National Bank for Economic and Social Development - BNDES	126.306	157.934	400.614	448.130	8.970	11.815	4.477	14.618

Debentures	159.176	131.801	2.778.833	2.598.031	158.623	131.386	2.760.615	2.581.436
FINAME - Financing for the construction of Bolívia-Brasil gas pipeline	110.919	120.559	708.754	890.133	110.918	120.559	708.754	890.133
Other	9.201	57.867	216.758	100.203	2.590	29.382	119.640	94.795

Subtotal	405.602	468.161	4.104.959	4.036.497	281.101	293.142	3.593.486	3.580.982

	5.495.201	8.132.071	31.721.395	34.115.878	1.310.238	1.532.195	8.589.120	9.722.513

Interest on financing	(355.596)	(554.183)			(165.265)	(185.031)

Principal	5.139.605	7.577.888			1.144.973	1.347.164

Current portion of long-term debt	(3.337.496)	(3.391.802)			(1.144.973)	(1.347.164)

Total short-term debt	1.802.109	4.186.086

(a) Long term debt maturity dates

	2004

	Consolidated	Parent Company

2006	3.736.671	1.709.419
2007	5.440.898	1.416.688
2008	3.801.246	867.249
2009	2.725.179	616.408
2010 and thereafter	16.017.401	3.979.356

Total	31.721.395	8.589.120

(b) Long-term debt interest rates

	Consolidated		Parent Company

	2004	2003	2004	2003

Foreign
Up to 6%	10.501.207	11.181.889	3.339.265	4.034.265
From 6 to 8%	4.945.600	5.121.671	959.574	1.322.979
From 8 to 10%	11.836.562	13.413.126	696.795	784.287
From 10 to 12%	270.211	331.692
Other	62.856	31.003

	27.616.436	30.079.381	4.995.634	6.141.531

Local
Up to 6%	328.664	2.056.881		1.658.107
From 6 to 8%	832.871		832.871
From 8 to 10%	606.252		599.145
From 10 to 12%	2.251.471	1.922.875	2.161.470	1.922.875
Other	85.701	56.741

	4.104.959	4.036.497	3.593.486	3.580.982

	31.721.395	34.115.878	8.589.120	9.722.513

(c) Long-term balances per currency

	Consolidated		Parent Company

	2004	2003	2004	2003

U.S. dollar	25.843.078	29.079.668	3.247.769	4.909.053
Japanese yen	1.190.003	1.527.365	1.190.003	1.527.365
Euro	681.704	609.864	562.338	609.864
Real	3.716.117	2.716.377	3.589.010	2.676.231
Other	290.493	182.604

	31.721.395	34.115.878	8.589.120	9.722.513

The parent company’s long-term debt at December 31, 2004 amounting to R$ 8.589.120, has estimated fair values of approximately R$ 8.757.000, calculated based on market interest rates, considering loans and financing with same nature, mature timing, and risks.

The derivative financial instrument operations contracted in connection with Notes issued abroad in foreign currency are disclosed in Note 21.

(d) Structured finance of exports

PETROBRAS and PETROBRAS FINANCE LTD. have contracts ("Master Export Contract" and "Prepayment Agreement") between themselves and a special purpose entity not related with PETROBRAS, PF Export Receivables Master Trust (PF Export), relating to the prepayment of export receivables to be generated by PETROBRAS FINANCE LTD. by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PETROBRAS FINANCE LTD. assigned the rights to future receivables in the amount of US$ 1.800 million (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PETROBRAS FINANCE LTD. the following securities, also in the amount of US$ 1.800 million:

  US$ 1.500 million in Senior Trust Certificates, which were negotiated by PETROBRAS FINANCE LTD. on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PETROBRAS FINANCE LTD., according to the Prepayment Agreement.

  US$ 300 million in Junior Trust Certificates, which are held in the portfolio of PETROBRAS FINANCE LTD. If PF Export incurs any losses on the receipt of the exports, transferred by PETROBRAS FINANCE LTD., these losses will be compensated by the securities linked to export prepayments. In May 2004, a contractual amendment was made to allow the presentation of the securities linked to the export prepayment, offsetting the debt balance (Junior Trust Certificates) in the balance sheet.

At December 31, 2004, the balance of export prepayments, including amortization for the period, totaled R$ 3.747.476, being the amount of R$ 3.349.375 classified as long-term liabilities.

The assignment of rights to future export receivables represents a liability of PETROBRAS FINANCE LTD., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

(e) Funding by PIFCo

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (PIFCo) concluded placement in the international capital market of Global Notes amounting to US$ 600 million for 98,638% of their face value, with coupon of 7,75% per year, and maturity of 10 years. The Company intends to use the funds raised with this security issue for corporate purposes and meet its strategy of extending terms and reducing the cost of its debt.

(f) Financing for P-52 Platform

On November 25, 2004, the Board of directors of PETROBRAS approved the execution of a contract in the amount of up to US$ 378,5 million between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform, the construction contract for which was signed on December 19, 2003 with FSTP Pte. Ltd. (Consortium FelsSetal/Technip).

The amount will be provided by BNDES within the BNDES-Exim post-shipment program, in the buyer credit mode. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for 2006. The interest rate will be the 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter. Other credit lines are also being negotiated with Banco BNP Paribas, the agent bank of the financing obtained from the BNDES, and with European and North-American export credit agencies, for the financing of imported platform assets.

(g) Other information

The loans and financing are principally intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

The debentures issued through BNDES - National Bank for Economic and Social Development, for the pre-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option), totaled R$ 430.000 (43.000 notes with par value of R$ 10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the liquidation of the obligations guaranteed by the Federal Government.

12. Financial income (expenses), net and other operating income (expenses), net

(a) Financial income (expenses), net

Financial charges and net monetary and exchange variation, allocated to income for the years ended 2004 and 2003, are as follows:

	Consolidated		Parent Company

	2004	2003	2004	2003

Financial expenses
Loans and financing	(2.649.630)	(2.506.752)	(710.095)	(763.684)
Suppliers	(238.459)	(97.089)	(1.441.428)	(1.069.957)
Capitalized interest	13.267	17.522	13.267	17.522
Other	(1.227.022)	(608.813)	(114.585)	(164.672)

	(4.101.844)	(3.195.132)	(2.252.841)	(1.980.791)

Financial income
Short-term investments	641.817	971.377	30.465	500.432
National Treasury Bonds		47.858
Subsidiaries and affiliated companies		(44.697)	888.879	1.413.753
Advances to suppliers	93.127	112.334	93.127	112.334
Advances for migration costs - Pension Plan	73.959	61.388	73.959	61.388
Other	121.886	669.096	146.510	204.518

	930.789	1.817.356	1.232.940	2.292.425

Net monetary and exchange variation	753.178	2.727.906	328.870	1.009.483

	(2.417.877)	1.350.130	(691.031)	1.321.117

PETROBRAS and its subsidiaries have close commercial and financial relations with the international market, including foreign currency transactions that suffered the impacts of the appreciation of the real in 2004 (8,13%) and 2003 (18,23%) in relation to the U.S. dollar, fully recognized in the income statement.

Therefore, in the income statement for the 2004 financial year, net exchange variation gains amounting to R$ 117,250 (R$ 744,933 in 2003) were recorded corresponding to the appreciation of the real on credits and liabilities contracted in foreign currency.

(b) Other operating income (expenses)

	Consolidated		Parent Company

	2004	2003	2004	2003

Pension and health care benefit costs - pensioners and retirees	(1.319.801)	(812.750)	(1.240.026)	(884.263)
Proceeds from the lease of assets and facilities			(661.490)	(457.696)
Institutional relations and cultural projects	(757.650)	(595.018)	(651.088)	(509.832)
Gains (losses) on thermoelectric business			49.523	(481.961)
Contractual losses on transportation services (Ship or Pay)	(169.045)	(292.659)	(338.637)	(322.491)

Unscheduled stoppages - plant and equipment	(245.190)	(556.343)	(237.855)	(326.504)
Losses and contingencies - legal cases	(366.384)	(2.678.931)	(104.216)	(2.282.272)
Gains (losses) on derivative financial	(22.310)	(142.392)	(21.588)	(142.392)
instrument transactions
Others	14.753	(513.102)	(389.774)	(541.039)

	(2.865.627)	(5.591.195)	(3.595.151)	(5.948.450)

13. Taxes, contributions and participations

	Consolidated		Parent company

Current assets	2004	2003	2004	2003

Local:
ICMS recoverable	1.766.034	1.348.596	1.381.591	946.935
PASEP/COFINS recoverable	410.144	432.866	182.760	329.242
CIDE recoverable	17.919		17.919
Income tax recoverable	502.100	258.864	253.367	195.198
Social contribution recoverable	96.735	16.898	11.244
Deferred income tax and social contribution	941.898	1.462.139	848.681	1.448.054
Other recoverable taxes	299.256	100.810	270.445	46.170

	4.034.086	3.620.173	2.966.007	2.965.599

Foreign:
Tax on value added – IVA	382.244	132.340
Presumed income tax	72.949	75.167
Other recoverable taxes	5.458	212.452

	460.651	419.959

	4.494.737	4.040.132	2.966.007	2.965.599

	Consolidated		Parent company

Current liabilities	2004	2003	2004	2003

ICMS - Value Added Tax on Sales and Services	1.859.099	2.513.414	1.721.904	2.386.421
COFINS - Tax for Social Security Financing	503.098	103.277	393.521	62.295
CIDE- Contribution on Intervention in Economic Domains	653.222	1.445.950	608.264	1.341.541
PASEP- Public Service Employee Savings	111.467	26.263	87.043	15.912
Special participation program/royalties	2.045.052	1.530.115	2.007.969	1.496.109
Withholding income tax	65.999	146.693	62.599	6.614
Income tax and social contribution payable	959.934	630.398	470.897	337.721
Deferred income tax and social contribution	1.000.695	697.421	957.908	686.118
Other taxes	490.421	230.232	273.458	73.558

	7.688.987	7.323.763	6.583.563	6.406.289

The changes introduced in tax legislation from February to May 2004 increased the COFINS rate from 3% to 7,6%. These changes, together with the introduction of withholding contribution on net income (CSLL), COFINS and PIS/PASEP on payments for goods and services sold by mixed capital entities, as well as the levy PIS/PASEP and COFINS on the import of assets and services and the exclusion of CIDE as a reducing item from the basis of tax calculation, increased the related tax amounts payable, having been partly compensated by the decrease in credits in view of the new noncumulative system. The decrease in liabilities in connection with CIDE-fuel is related to the decrease in rates.

(a) Deferred taxes and social contribution - Long-term

	Consolidated		Parent Company

	2004	2003	2004	2003

Noncurrent assets
Deferred income tax and social contribution	2.608.718	1.948.954	860.433	862.829
Deferred ICMS	1.396.600	1.351.945	1.169.835	1.160.202

	4.005.318	3.300.899	2.030.268	2.023.031

Long-term liabilities
Deferred income tax and social contribution	6.747.084	6.044.032	5.263.660	4.444.930

(b) Deferred income tax and social contribution

The basis and expectations for the realization of deferred tax assets and liabilities are presented as follows:

Deferred income tax assets

	2004

Nature	Consolidated	Parent Company	Basis for realization

Provisions for contingencies and			By realization of losses in view of the
uncollectible accounts	555.865	256.832	outcome of legal suits and overdue credits.

Programmed maintenance	130.668	112.193	Through the effective maintenance.

Pension plan - (Sponsor’s portion)	474.508	463.745	By payment of the contributions.

Tax losses	368.058		Future taxable income.

Unrealized profits	802.411

Provision for profit sharing	293.822	242.617	By payment.

Return to shareholders - interest on
shareholders’ equity	372.822	372.822	Through credit to individual shareholders.

Other	552.462	260.905

Total	3.550.616	1.709.114

Long-term	2.608.718	860.433

Current	941.898	848.681

Deferred income tax liabilities

	2004

Nature	Consolidated	Parent Company	Basis for realization

Cost of prospecting and drilling			Depreciation based on the unit-of
activities for oil extraction			production method in relation to the proven
(net of depreciation)	6.982.111	5.960.105	developed reserves on the oil fields.

Income tax and social contribution -			Through occurrence of triggering
foreign operations	267.987	219.483	events that generate income.

Special accelerated depreciation	85.739	38.437	By means of depreciation according to the
			asset’s useful life or disposal.

Investments in subsidiary and			Through occurrence of triggering
affiliated companies	230.445		events that generate income.

Other	181.497	3.543

Total	7.747.779	6.221.568

Long-term	6.747.084	5.263.660

Current	1.000.695	957.908

Realization of deferred income tax and CSLL

At the parent company, realization of deferred tax credits amounting to R$ 1.709.114 does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability. Based on forecasts, the management of subsidiaries expect to offset the consolidated credit amounts in excess of the balance recorded by the parent company where applicable within a 10-year period.

Realization of deferred income tax and CSLL

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income	income	income	income
	tax assets	tax liabilities	tax assets	tax liabilities

2005	941.898	1.000.696	848.681	957.908
2006	788.316	968.793	147.448	778.946
2007	239.533	951.736	129.230	778.751
2008	200.308	831.255	53.509	778.751
2009	366.748	869.127	307.213	778.751
2010	168.218	875.509	53.509	778.751
2011	105.912	878.288	53.509	778.278
2012 and thereafter	739.683	1.372.375	116.015	591.432

Amount accounted for	3.550.616	7.747.779	1.709.114	6.221.568
Amount not accounted for	1.677.019		75.455

Total	5.227.635	7.747.779	1.784.569	6.221.568

At December 31, 2004, TBG, a subsidiary of GASPETRO, had accumulated income tax losses carryforwards amounting to R$ 405.540 (R$ 460.439 in 2003), which may be offset against taxes up to a limit of 30% of annual taxable income, based on Law No. 9.249/95, which, in the opinion of TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project. However, considering the accounting for deferred tax assets in accordance with CVM Instruction No. 371 insofar as it relates to the determination of taxable income in three of the past five financial years and the long term estimate for utilization, these credits are not recorded in the consolidated financial statements for December 31, 2004 and 2003. The accounting recognition of these credits will be reviewed annually.

The subsidiary Petrobras Energia Participações S.A. has tax credits arising from accumulated tax losses amounting to approximately R$ 1.196.000, which were not recorded in asset accounts. In accordance with specific legislation in Argentina, these credits may be offset against future taxes payable until 2007.

(c) Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with statutory rates and the related amounts recorded in 2004 and 2003 is summarized below:

	Consolidated		Parent Company

	2004	2003	2004	2003

Income before social contributions
and income tax and after employees’
participation	25.937.062	26.494.675	24.645.625	24.490.781

Income tax and social contribution at
nominal rates (34%)	(8.818.601)	(9.008.190)	(8.379.513)	(8.326.866)

Adjustments to determine effective rate:
Permanent additions, net	(344.892)	(333.295)	(561.082)	(437.122)
Equity pickup	(66.000)	(255.250)	457.421	237.645
Discount amortization	7.395	2.400	1.537	2.400
Tax incentives	131.623	224.805	130.858	222.529
Additional IRPJ and CSLL for 2003	43.208		43.208
IRPJ and CSLL adjustments to the
abandonment provision for 2002	581	(185.650)		(185.650)
Tax losses not recorded in the year	50.210	338.564
Net effect of the deduction of
interest on shareholders’ equity	1.416.117	1.520.989	1.416.117	1.520.989
Reversal of income from foreing operations, net
of taxes	179.924	30.288
Other items	150.741	(150.358)

Provision for income tax and social
contribution	(7.249.694)	(7.815.697)	(6.891.454)	(6.966.075)

Deferred income tax and
social contribution	(979.725)	338.017	(1.692.288)	85.902
Current income tax and social
contribution	(6.269.969)	(8.153.714)	(5.199.166)	(7.051.977)

	(7.249.694)	(7.815.697)	(6.891.454)	(6.966.075)

14. Employee benefits

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

Fundação Petrobras de Seguridade Social - PETROS and the current benefits plan (PETROS Plan)

Fundação Petrobras de Seguridade Social – PETROS, was established by PETROBRAS, as a private legally separate nonprofit pension entity with administrative and financial autonomy. As such, Petros has the following principal objectives:

(i)	institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

(ii)	provide administration and execution services for benefit plans focused on post-retirement payments; and

(iii)	promote the well-being of its members, especially with respect to post-retirement payments.

The PETROS plan is a defined-benefit pension plan and was introduced by PETROBRAS in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the PETROS Plan was transformed into several distinct defined benefit plans.

As of December 31, 2004, the following sponsor companies formed part of the Petrobras System PETROS plan: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualini - REFAP S/A, a subsidiary of Downstream Participações S.A.

PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of employees participants in the plan and contributions from employees and retirees, as well as the income from the investment of these contributions.

The provision for actuarial liabilities related to pension and retirement benefit plans and to post-retirement health care life benefits is recorded in the Company’s balance sheet accounts based on calculations prepared by an independent actuary according to the projected credit unit method, net of plan assets. The actuarial liabilities increase from one year to another, on a pro rata basis in relation to the employees’length of service during their working life. The assets that guarantee the pension plan are presented as a reducing balance of the net actuarial liabilities.

The projected credit unit method considers each service period as a triggering event of additional benefit units and the units are accumulated to calculate the liability upon each new analysis. In addition, actuarial assumptions are used, such as an estimate of the evolution of costs with medical assistance, biometric and economic hypotheses regarding active and inactive service periods and also historical data on expenses incurred and employee contributions.

Gains and losses arising from the difference between the actuarial assumptions and the fair value of plan assets are respectively included or excluded when defining the net actuarial liability, and are not therefore immediately recognized. These unrecognized gains and losses are amortized during the average remaining service period of the active employees.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to PETROBRAS and subsidiaries in the 2004 financial year, was 1,00 (1,01 in 2003).

Evaluation of the PETROS costing plan is performed by independent actuaries based on a capitalization system on a general basis.

Any deficit determined in the defined-benefit plan in accordance with the actuarial costing method currently adopted by Petros exclusively to determine PETROBRAS’ liabilities to Petros, as determined in CVM Resolution No. 371/00, must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No. 20.

In this way, if the net liability computed for December 31, 2004 in accordance with the projected credit unit method, amounting to R$ 1.113.647 in consolidated and R$ 1.016.212 in Parent Company, is reflected as a technical deficit in the method adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided among the participants.

New benefits plan

In October of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

The joining process of members and beneficiaries of the PETROS Plan to the new plan, PETROBRAS VIDA, was suspended on November 27, 2001 as a result of an injunction granted as a result of a writ of security filed by unions. On January 13, 2003, after several court rulings on the continuity of the new Plan, the Regional Federal Court of the 1st Region granted PETROBRAS relief suspending the effects of the injunction that prevented joining the new plan. In addition to this case, on January 17, 2003, the judge of the 7th Federal Court of Rio de Janeiro granted another injunction to suspend the joining process, as a result of a class action filed by another union.

On April 30, 2004, the judge of the 14th Federal Court of the Federal District, who had granted the aforementioned injunction (later cancelled by the Federal Regional Court of the 1st Chapter), granted a writ of security nullifying the legal act performed by the Supplementary Pension Secretariat of the Ministry of Social Security (MPAS) that authorized the new Plan, and annulled any changes made to the PETROS Plan based on that approval. This decision is subject to appeals by the Federal Government, PETROBRAS and PETROS. The sentence is under appeal at a second instance.

At December 31, 2004, the balance of advances for the pension plan recorded by PETROBRAS amounted to R$ 1.217.612 (R$ 1.193.322 in 2003). The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in CVM Resolution No. 371/00 and will only be computed and recognized in the accounts when the litigation has been resolved.

The PETROS Plan still does not accept new employees of PETROBRAS. Pursuant to the closure of the PETROS Plan, PETROBRAS took out a group life insurance policy to cover all employees beginning employment with the Company subsequent to the closure of the PETROS plan, this policy will remain in effect until a new private pension scheme is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to technically evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated schemes for the settlement of actuarial deficits.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

PETROBRAS ENERGIA PARTICIPAÇÕES S.A.

Defined contribution plan

PEPSA sponsors a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, PEPSA provides additional funds at amounts equivalent to contributions made by employees which are in excess of legally required amounts. These funds are recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2002 and the uncertainties with regard to the Argentine economic conditions, the company has temporarily suspended this benefit as from January 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

Defined benefit pension plan

All PEPSA’s employees joining the company prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to this benefit.

The benefit is based on the latest salary amount paid to the employees that participate in the plan, considering the number of years worked.

The plan is of a supplemental nature: the benefit received by the employee corresponds to an amount defined in conformity with the plan’s provisions, after deducting the benefits vested in accordance with the contribution plan and the government-sponsored pension scheme, so as the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan.

As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable by the company and not by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. The company determines the liability relating to this plan using actuarial calculation methods. The assumptions used in actuarial calculations differ from those used by other PETROBRAS Group companies.

(b) Health care benefits - Assistência Multidisciplinar de Saúde (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method.

The health care plan is not funded by collateral assets. Payment of benefits is made by the Company based on costs incurred by the plan participants.

Gains and losses arising from the difference between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

LIQUIGÁS DISTRIBUIDORA S.A.

At December 31, 2004, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of R$ 35.238, directly charged to profit and loss accounts for the year.

(c) The balance of the provision for expenses associated with post-retirement benefits, calculated by an independent actuary, shows the following movements:

	Consolidated				Parent Company

	2004		2003		2004		2003

		Health		Health		Health		Health
		care		care		care		care
Change in benefit obligation	Pensions	benefits	Pensions	benefits	Pensions	benefits	Pensions	benefits

Present value of the actuarial liability at the beginning of the year	22.394.259	8.879.781	18.359.913	6.616.974	21.230.354	8.329.509	17.362.445	6.100.830
Interest cost	2.532.496	1.003.884	2.082.125	747.252	2.399.030	940.789	1.961.956	687.996
Current service cost	391.063	131.065	296.932	110.673	365.013	116.971	272.521	98.764
Benefits paid	(1.272.463)	(300.936)	(1.231.518)	(236.975)	(1.211.790)	(285.761)	(1.175.162)	(225.755)
Actuarial loss on actuarial liability at the beginning of the year	6.452.520	934.770	2.820.833	1.641.857	5.995.410	879.305	2.746.508	1.665.687
Other	50.386	35.239	65.974				62.086	1.987

Present value of the actuarial liability at the end of the year	30.548.261	10.683.803	22.394.259	8.879.781	28.778.017	9.980.813	21.230.354	8.329.509

Change in plan assets

Plan assets at the beginning of the year	18.378.629		16.216.576		17.463.696		15.431.902
Expected return on plan assets	2.041.736		1.766.127		1.937.422		1.672.706
Contributions received by the fund	596.343	300.936	593.550	236.975	561.092	285.761	552.069	225.755
Benefits paid	(1.272.463)	(300.936)	(1.231.518)	(236.975)	(1.211.790)	(285.761)	(1.175.162)	(225.755)
Actuarial gain on plan assets at the beginning of the year	1.314.153		951.836		1.229.299		924.120
Other	42.403		82.058				58.061

Fair value of plan assets at the end of the year	21.100.801		18.378.629		19.979.719		17.463.696

	Consolidated				Parent Company

	2004		2003		2004		2003

		Health		Health		Health		Health
		care		care		care		care
Amounts recognized in the financial statements	Pensions	benefits	Pensions	benefits	Pensions	benefits	Pensions	benefits

Present value of liabilities in excess fair value of assets	9.447.460	10.683.803	4.015.630	8.879.781	8.798.298	9.980.813	3.766.658	8.329.509
Unrecognized actuarial losses	(8.309.813)	(5.010.153)	(3.207.883)	(4.315.955)	(7.782.086)	(4.766.403)	(3.043.742)	(4.112.992)

Net actuarial liability	1.137.647	5.673.650	807.747	4.563.826	1.016.212	5.214.410	722.916	4.216.517

Current liabilities	441.374		462.349		414.865		434.667
Long-term liabilities	696.273	5.673.650	345.398	4.563.826	601.347	5.214.410	288.249	4.216.517

	Consolidated				Parent Company

	2004		2003		2004		2003

		Health		Health		Health		Health
		care		care		care		care
	Pensions	benefits	Pensions	benefits	Pensions	benefits	Pensions	benefits

Balance at January 1
Liabilities upon adoption of NPC 26	807.747	4.563.826	778.478	3.744.671	722.916	4.216.517	711.894	3.472.557
(+) Incorporation of employees of subsidiaries		35.238						1.987
(+) Costs incurred during the period	686.896	1.375.522	323.171	1.056.130	622.465	1.283.654	291.646	967.728
(-) Payment of contributions	(356.996)	(300.936)	(310.032)	(236.975)	(329.169)	(285.761)	(284.011)	(225.755)
(-) Reduction of deficit - PETROS Plan			(119.141)				(115.345)
(-) Actuarial review			135.271				118.732

Balance at December 31	1.137.647	5.673.650	807.747	4.563.826	1.016.212	5.214.410	722.916	4.216.517

The net expense associated with the pension and retirement benefits granted and to be granted to employees, retirees and pensioners for the period January to December, according to the actuarial calculation made by an independent actuary, includes the following components:

	Consolidated				Parent Company

	2004		2003		2004		2003

		Health		Health		Health		Health
		care		care		care		care
	Pensions	benefits	Pensions	benefits	Pensions	benefits	Pensions	benefits

Current service cost	391.063	131.065	296.932	110.673	365.013	116.971	272.521	98.764
Interest cost	2.532.496	1.003.884	2.082.125	747.252	2.399.030	940.789	1.961.956	687.996
Estimated return on plan assets	(2.041.736)		(1.766.127)		(1.937.422)		(1.672.706)
Amortization of unrecognized losses	88.232	240.573		198.205	83.700	225.894		180.968
Contributions from participants	(307.465)		(293.784)		(287.856)		(274.150)
Other	24.306		4.025				4.025

Net cost for the year	686.896	1.375.522	323.171	1.056.130	622.465	1.283.654	291.646	967.728

The restatement of the provisions was recorded under income for the year, as described below:

	Consolidated				Parent Company

	2004		2003		2004		2003

		Health		Health		Health		Health
		care		care		care		care
	Pensions	benefits	Pensions	benefits	Pensions	benefits	Pensions	benefits

Related with active employees:
Absorbed in the cost of operating activities	181.951	271.687	74.815	226.949	174.980	264.975	70.015	219.580
Directly to income	109.126	178.032	55.958	173.768	92.461	141.492	44.931	124.152

Related with inactive members (recorded under other
operating income and expenses)	395.819	925.803	192.398	655.413	355.024	877.187	176.700	623.996

	686.896	1.375.522	323.171	1.056.130	622.465	1.283.654	291.646	967.728

(d) Changes in health care costs

Assumed health care costs trend rates have a significant effect on the amounts provided for and related recognized costs. A 1% change in assumed health care costs rates would have the following effects:

	Consolidated		Parent Company

	1%	1%	1%	1%
	increase	decrease	increase	decrease

Actuarial liability	1.950.363	(1.549.138)	1.812.750	(1.441.438)
Service cost and interest	225.259	(176.182	207.931	(162.871

(e) Assumptions

On February 4, 2005, the Executive Board of PETROBRAS approved a review of the actuarial assumptions of the pension and healthcare plans in Brazil with a view to monitoring the changes in the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables. The purpose of this review is principally to strengthen benefit plans in order to align them to a greater beneficiary life expectancy.

The change in longevity tables had no direct impact on the balance of Pension and Health Care liabilities nor has it impacted net income for the year ended December 31, 2004. The amount referring to unrecognized actuarial losses, which absorb the increase in actuarial liabilities, will be amortized and recorded in income for subsequent years over the average life expectancy of plan participants.

The main assumptions adopted by the Brazilian companies in the actuarial calculation were the following:

Type	Prior assumption	Current assumption

Benefit plan	Defined benefit	Defined benefit
Actuarial valuation method	Projected credit unit	Projected credit unit
Mortality table	GAM-71	AT 2000 *
Disability	Álvaro Vindas	ZIMMERMANN adjusted by GLOBALPREV
Disabled pensioners table	STEA Experience	AT 49 *
Average turnover up to age 47	0,82 % p.a.	0% p.a.
Average turnover after age 47	0% p.a.	0% p.a.
Discount rate for actuarial liability	Interest: 6% p.a. + inflation: 5% p.a.	Interest: 6% p.a. + inflation: 5% p.a.
Expected return on plan assets	Interest: 6% p.a. + inflation: 5% p.a.	Interest: 6% p.a. + inflation: 5% p.a.
Salary growth	2,11% p.a. + inflation: 5% p.a.	2,01% p.a. + inflation: 5% p.a.

* Unisex mortality assumptions: 85% male; 15% female.

15. Profit sharing for employees and management

According to the provisions of current legislation, employees’ participation in income or results of operations may be based on voluntary programs instructed by companies or by agreements signed with employees or unions.

In 2004, PETROBRAS provided for an amount of R$783.224 in the consolidated financial statements (R$894.442 in 2003) and R$660.000 in Parent Company financial statements (R$777.051 in 2003), for profit sharing of employees and management. The value of the provision complies with the terms established by Resolution No. 10 issued by the State Company Control Council - CCE on May 30, 1995.

Management’s participation in income or results of operations will be subject to approval at the Ordinary General Meeting to be held on March 31, 2005, in accordance with articles 41 and 56 of the Company’s by-laws and specific federal regulations.

16. Accounts payable – temporary agreement on price stabilization in Argentina

In January 2003, pursuant to government actions seeking to stabilize the economic environment in Argentina, the hydrocarbon producing and refining companies signed a temporary agreement aimed at stabilizing the prices of crude oil, gasoline and diesel oil in the Argentine market. Under this agreement, deliveries of crude oil must be billed and paid based on a reference WTI (West Texas Intermediate) price of US$28,50 per barrel. Positive or negative differences between 90% of actual WTI, up to the limit of US$36,00 per barrel, and the reference price are to be realized based on amounts generated in periods during which the actual WTI price is lower than US$28,50 per barrel. After several renewals, the agreement terminated in May 2004. After that date, producers and refiners entered into a new agreement, valid until June 2004, whereby as long as the actual WTI price is between US$32,00 and US$42,00, the related deliveries will be billed and paid at an amount equivalent to 86% of actual WTI price up to a limit of US$36,00 per barrel, thus characterizing a discount over international prices. In August 2004, as the WTI price exceeded US$42,00 per barrel, the Argentine government established a ceiling price in the local market based on international prices, net of withholding amounts for export. After October 2004, hydrocarbon manufacturers and refiners have freely negotiated oil prices, considering the “export parity” as the reference price.

17. Shareholders’ equity

(a) Capital

At an Extraordinary General Meeting held on March 29, 2004, the shareholders of PETROBRAS approved an increase in the Company’s capital to R$32.896.138, through the capitalization of revenue reserves accrued during previous financial years, in the amount of R$13.033.504, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$30.000.000 to R$60.000.000, through the issuance of up to 200.000.000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

At December 31, 2004 and 2003, the Company’s subscribed and paid in capital is comprised of 634.168.418 common shares and 462.369.507 preferred shares, all book entry shares without par value.

Preferred shares shall be given priority in the case of repayment of capital and distribution of dividends of, at least 3% of the book value of the shares, or 5% calculated on the portion of capital represented by this class of shares, whichever is larger, and shall participate equally with common shares in capital increases resulting from the incorporation of reserves and income. Preferred shares are not entitled to voting rights and are not convertible into common shares and vice versa.

(b) Reserves

Subsidy reserve - AFRMM

This reserve represents funds received from freight surcharges levied for the renewal of the Merchant Marine (AFRMM). These funds are used to purchase, enlarge or repair vessels of the fleet, pursuant to Administrative Instruction No. 188 of the Ministry of Finance, dated September 27, 1984.

Tax incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

Revaluation reserve

This reserve is established in the amount of revaluation of property, plant and equipment (R$9.161 in 2004) recorded by a jointly-owned subsidiary and by affiliated companies of a subsidiary, based on independent appraisals.

Realization of this reserve totaled R$12.096 in 2004 (R$21.727 - 2003), in proportion to depreciation of the revalued assets, and was fully transferred to retained earnings.

Legal reserve

The legal reserve is constituted through an appropriation of 5% of net income for the year, as required by article 193 of Brazilian Corporate Law.

Statutory reserve

This is an appropriation of net income of each year in an amount equivalent to a minimum of 0,5% of paid-in capital at year-end. This reserve is used to fund research and technological development programs. The accumulated balance of the reserve cannot exceed 5% of paid-in capital, according to article 55 of the Company’s by-laws.

Reserve for retention of earnings

The purpose of this reserve is to be used in capital budget investments, principally in exploration and domestic oil production development, according to Federal Government policies and article 196 of Brazilian Corporate Law.

The proposal for appropriation of income for the year ended December 31, 2004 includes retained earnings in the amount of R$11.670.003, R$11.657.907 of which relate to net income for the year and R$12.096 to the remaining balance of retained earnings, to be approved by the General Shareholders’ Meeting to be held on March31, 2005. This proposal is intended to fund part of the annual investment program established in the 2005 capital budget.

(c) Dividends

Shareholders are assured a minimum dividend/interest on shareholders’ equity of at least 25% of adjusted net income for the year, calculated in accordance with to article 202 of Law No.6.404/76.

The proposal for 2004 dividends that is being submitted by the PETROBRAS Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on March 31, 2005, in the amount of R$5.044.074, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders, as shown below:

	2004	2003

Net income for the year (Parent Company)	17.754.171	17.524.706
Appropriation:
Legal reserve	(887.708)	(876.235)

	16.866.463	16.648.471
Reversals/Additions:
Prior years adjustments		2.373.858
Revaluation reserve	12.096	21.727

Adjusted net income for calculation of dividend	16.878.559	19.044.056

Proposed dividend, equivalent to 29,88% of adjusted net
income - R$4,60 per share (29,65% - 2003 - R$5,15
per share), as follows:
Interest on shareholders’ equity	4.386.151	4.550.632
Dividend	657.923	1.096.538

Total proposed dividends	5.044.074	5.647.170

The dividends proposed on December 31, 2004, amounting to R$5.044.074, include interest on shareholders’ equity approved by the Board of Directors on September17, 2004, amounting to R$3.289.614, which was made available to shareholders on February 15, 2005, corresponding to R$3,00 (three reais) per common and preferred share, based on the shareholding position of September 30, 2004, monetarily restated in accordance with the SELIC rate variation as from December 31, 2004. The dividend proposed also includes interest on shareholders’ equity to be approved by the Board of Directors on February25, 2005, which will be made available based on the shareholding position of March31, 2005, which is the date of the Ordinary General Meeting that will discuss this subject, amounting to R$1.096.537, and corresponding to R$1,00 (one real) per common and preferred share subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95.

The balance of the dividends and the additional portion of the interest on shareholders’ equity will be paid on a date to be established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2004 to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws. This interest was recorded as operating expenses, as required by tax legislation, and reversed from retained earnings, as required by CVM Resolution No.207/96, resulting in income tax and social contribution credits of R$1.491.291 in 2004 (R$1.547.215 - 2003).

18. Commitments and contingencies

(a) Judicial actions and contingencies

PETROBRAS and its subsidiaries are a defendant in numerous legal actions involving civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable. At December 31, the respective claims by type are as follows:

	Consolidated		Parent Company

	2004	2003	2004	2003

Contractual contingencies -
thermoelectric plants (Note 18b)		1.478.712		1.478.712
Contingencies for joint liability -
INSS (Note 18c)	252.846	241.898	252.846	241.898
Other social security contingencies	54.000		54.000
Civil claims	26.265		26.265

	333.111	1.720.610	333.111	1.720.610
Contingencies in current liabilities

	68.761	65.556	1.543	1.873
Labor claims	202.654	105.869	16.169	16.169
Tax claims	300.747	265.609	171.708	171.708
Civil claims	57.145	405.313	31.301	31.301
Other

	629.307	842.347	220.721	221.051
Long-term litigation

Total	962.418	2.562.957	553.832	1.941.661

Other legal actions, not considered as probable losses, include the following:

On May 28,1981 KALLIUM MINERAÇÃO S.A. filed before the Federal Court of the State of Rio de Janeiro, a suit for compensation against COMPANHIA PESQUISA DE RECURSOS MINERAIS-CPRM, a mixed capital federal company, claiming approximately R$ 1.044.180 in alleged losses, damages and loss of profit due to the termination of a contract signed previously between the parties that authorized KALLIUM to develop a potassium mine in Sergipe. The contract was terminated due to an act of the federal government, which through Decree No. 77.725 of June 1, 1976, considered the transfer to CPRM of the prospecting rights carried out by the federal government in the area (art. 1) to be null and void, and as a result determined the reversal of the rights to the federal government, which subsequently transferred the rights to PETROBRAS, which in turn created the subsidiary PETROMISA (PETROBRAS MINERAÇÃO S.A.) to carry out the mining activities. In its defense, CPRM filed a petition, which was granted, for PETROBRAS to be cited in the case as a codefendant, since PETROMISA had been liquidated, which according to Brazilian legislation implies that its liabilities were transferred to the federal government. Also for this reason the federal government was cited as a codefendant.

Therefore, PETROBRAS considers that any compensation required to the liquidated subsidiary (PETROMISA) will be the responsibility of the federal government and not of PETROBRAS. On August 10, 1999, a decision was handed down that considered most of the plaintiff's petitions to be without grounds (losses, damages and loss of profit), requiring only PETROBRAS to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. The total amount of compensation payable to be established during the final award will be subject to monetary restatement and interest of 6% per annum calculated since the beginning of the suit. In September 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro, which were overruled. Special and Extraordinary Appeals have been filed and now await rulings. Based on the opinion of its legal advisers, the management does not expect an unfavorable outcome in this case. Therefore, no provision was established for this contingency. Expectation of loss: Remote.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority stockholder of PETROQUISA, filed a suit against PETROBRAS in the state court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8.031/90. In this suit, the plaintiff claims that PETROBRAS, as the majority stockholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14 of 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to R$ 9.062.000. In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6.404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.004% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, and partially approved the Company’s appeal to reduce the amount of compensation to R$ 6.893.382. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of R$ 6.893.382 and R$ 1.723.345 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS filed special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively. Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case. Expectation of loss: Possible.

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against PETROBRAS with the Rio de Janeiro state court for compensation of miscellaneous damages amounting to R$ 537.417, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring PETROBRAS to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base. Both parties appealed against the decision and on October 8, 2002 the Rio de Janeiro appeals court partially rejected the plaintiff’s appeal and partially sustained the appeal of PETROBRAS to exclude from the award “all those fishermen that have already made settlements in court or out of court as a result of the event”, together with those that have already “entered into litigation against the defendant“ in individual cases, in addition to “all those members of Fisherman’s Colony Z-13 (Copacabana)“. The decision handed down by the appeals court implies in effect that a judgment was awarded to pay compensation to a relatively small number of fishermen, considering that settlements were made with almost all members of the plaintiff that work in the areas affected by the accident. On February 17, 2003, PETROBRAS filed special and extraordinary appeals with the Superior Courts, which were dismissed. As such interlocutory appeals were filed on June 26, 2003. One was dismissed by the Higher Court and the other is pending Supreme Court judgment. Based on the opinion of its legal advisers, Company management believes that this case may result in a loss, but any adverse ruling would be for amounts significantly lower than the original claim for compensation. Expectation of loss: Possible.

The São Paulo tax authorities filed a tax suit against PETROBRAS, alleging that the Company did not pay ICMS levied on interstate sales of naphtha. However, during the period in which according to the State of São Paulo, PETROBRAS should have paid the ICMS, the Company was subject to a different tax regime (federal) on these sales, and for this reason enjoyed a tax holiday. The value of the matter in controversy is R$ 212.220. There is no guarantee that the final result of the legal case will be favorable to PETROBRAS, but even in the case of an unfavorable ruling, management does not believe that the award could have a material negative impact on the financial position of PETROBRAS. Expectation of loss: Possible.

PETROBRAS is a defendant in four labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries. The law suits are at different stages. Based on past favorable decisions in similar cases and on a final understanding of the TST, management does not expect an unfavorable decision in these suits. Three identical cases have been decided in favor of PETROBRAS. Expectation of loss: Remote.

Search and apprehension of ICMS tax payments considered to be not due/taxpayer substitution

PETROBRAS was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795, up to December 31, 2004 R$ 74.875 had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETROBRAS, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

(b) Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants included in the Priority Thermoelectric Energy Program, summarized as follows:

(i) Thermoelectric plants of the merchant type

PETROBRAS understands that the economic and financial equitability of the agreements involving Macaé Merchant and Termoceará thermoelectric power plants has been seriously impacted, considering that, under the related contractual conditions, these contributions should be made occasionally rather than permanently and regularly, which has been the case as a result of a structural change in the market, thereby being excessively costly to the Company.

Negotiations have been conducted with El Paso, operator of the Macaé Merchant thermoelectric plant, and with MPX with regard to Termoceará, expecting these disputes to be resolved amicably; however, should this expectation not materialize, PETROBRAS will adopt the applicable legal procedures with a view to definitely settling these disputes.

Supported by current legislation, PETROBRAS obtained a favorable injunction authorizing the amounts payable to Termoceará, owned by MPX, to be deposited in court. However, this injunction was later annulled by a lower court decision. PETROBRAS has also filed a request for suspension of payments to Macaé Merchant, owned by El Paso, but a lower court decision was unfavorable to the Company. Considering that the court decisions obtained do not allow judicial deposits, PETROBRAS will seek to made deposits at a court of arbitration.

It should be noted that the judicial decisions obtained to date refer only to the preparatory stage to the main cause, which should be resolved by arbitration, with the grounds of action being fully considered. Accordingly, the outcomes obtained so far do not indicate actual losses on the cases and should be considered as possible losses.

The acquisition of Eletrobolt, as mentioned in Note 9, caused all contingent payments in connection with this thermoelectric plant to be ceased.

(ii) Thermoelectric plants generating energy that belongs to PETROBRAS (commodity price risks)

PETROBRAS had a commitment to supply natural gas for the production of energy at the Thermoelectric Plants Termorio, Termobahia and Ibiritermo, and also to purchase part or all the energy generated by these plants at a price that remunerates invested capital. The Company has third party commitments with the Thermoelectric Plants Três Lagoas, Canoas and Nova Piratininga, involving basically operation and maintenance contracts. During 2004, PETROBRAS adopted measures with a view to substantially reducing its future commitments to these plants.

Contingent financial exposure

Based on the above, the expectation of future losses on the energy business recorded by the Company for 2005 and thereafter was reversed, with no provisions for future losses having been established. Of the total provision to cover losses recorded in 2004 set up as of December 31, 2003, in the amount of R$ 1.478.712, R$ 1.439.457 (equivalent to 97% of the total amount) were realized in the current year. The remaining balance of R$ 39.255 was credited to net income for the year.

(c) Notifications from the INSS - joint liability

PETROBRAS received various tax assessments related with social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3.048/99.

On a conservative basis, the Company made a provision for this contingency amounting to R$ 398.200 at December 31, 2002, since it considers the chances of success in its defense filed against the administrative proceedings with the entity to be remote.

On September 29, 2003, PETROBRAS was issued additional INSS tax assessments also relating to its joint liability for the irregular presentation of its contractors’ documentation, referring to dates subsequent to the past notifications. Pursuant to the previous procedure, in 2003 PETROBRAS established a provision for contingencies of R$ 160.277, which reached R$ 558.477 at December 31, 2003.

On September 28, 2004, the Company set up a new provision for contingencies related to the joint liability in the total amount of R$ 96.364, referring to a period after that to which the assessments referred, reaching the balance of R$ 654.841 at December 31, 2004. Of the total amount provided, PETROBRAS had disbursed R$ 401.995 by December 31, 2004 (R$ 316.579 in 2003), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and correctly demand the presentation of the documents stipulated in the legislation to substantiate the payment of the INSS payable by contractors.

Despite the internal procedure mentioned above, PETROBRAS is analyzing each of the assessments received in order to recover the amounts from its contractors.

(d) Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against Petróleo Brasileiro S.A. – PETROBRAS in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 and 1999 through 2002. The Internal Revenue Service, based on Law No. 9.537/97, article 2, considers that the drilling and production platforms do not fall within the concept of vessel and therefore they should not be chartered, but hired instead. Based on this understanding, the foreign remittances for such purposes would be subject to withholding income tax (IRRF) at 15% or 25%.

PETROBRAS disagrees with this interpretation, as the Federal Supreme Court itself has already reached a decision relating to the Federal Value-Added Tax (IPI), affirming that platforms are actually vessels. Also, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for such remittances.

As a result of challenging the procedure adopted by PETROBRAS, the Internal Revenue Service issued on June 27, 2003 a tax assessment in the amount of R$ 3.063.797 for the period from 1999 through 2002. Based on the same arguments, on February 17, 2003 another tax assessment was filed in the amount of R$ 93.024 for year 1998, against which PETROBRAS has already filed a rebuttal on March 20, 2003.

PETROBRAS refuted these tax assessments and a rebuttal to the assessment for the lesser amount was confirmed in the lower administrative court, the related appeal having been filed, and now pending a decision. The assessment for the higher amount has not yet been determined. Based on the opinion of its legal advisers, the Company’s management does not expect an unfavorable decision in these cases. Expectation of loss: Possible.

(e) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Fancisco do Sul Terminal of Presidente Vargas refinery - REPAR, located about 24 kilometers from Curitiba, capital of Paraná state, approximately 4 million liters of crude oil were spilled in Barigui and Iguaçu rivers. Approximately R$ 74.000 were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suits and proceedings refer to this spill:

  On August 1, 2000, IBAMA (the Brazilian government’s environment agency) fined the Company by R$ 168.000. The fines have been appealed against at the Administrative level; however, IBAMA had sustained the fines. On February 3, 2003, PETROBRAS filed a process in the court aiming at canceling these fines, and obtained a judicial decision that allows PETROBRAS to judicially challenge the fines without depositing any guarantees. The suit still awaits trial at the lower court level. On October 14, 2003, IBAMA filed for a plea for change of venue, requesting the transfer of court records to one of the Federal Courts in Curitiba, state of Paraná. On September 15, 2004, IBAMA’s plea was accepted by the lower court. On October 1, 2004, PETROBRAS appealed against this decision and a verdict has not yet been reached.

  Several class actions were filed against the Company, and the most significant are: a civil suit filed on January 1, 2001 by the Federal and State of Paraná Prosecutors, seeking approximately R$ 2.300.000 in alleged damages to the environment. On April 4, 2001, PETROBRAS presented its response and awaits a decision.

  The Federal Prosecutors filed a criminal suit against the Company’s CEO at the time of the events, Mr. Henri Philippe Reischstul, and against REPAR refinery’s Superintendent at that time, Mr. Luiz Eduardo Valente Moreira. This suit has been and will remain suspended until the writ of habeas corpus in favor of the former CEO is judged by the Supreme Court.

On February 16, 2001, the Company’s pipeline Araucária – Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 52.000 liters of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of this accident:

  IAP (Paraná environment institute) fined PETROBRAS by approximately R$ 150.000. An appeal at the Administrative level was filed challenging the amount of the fine applied, and the IAP reduced the initial amount to R$ 90.000. The appeal was rejected;

  The Federal and State of Paraná Prosecutors filed a class action seeking approximately R$ 3.700.000 in damages to the environment and also aiming to cause the Company to adopt certain measures to prevent future accidents. On July 19, 2002 the action was contested and a decision is still pending; and

  The State of Paraná has initiated a police inquest to determine if PETROBRAS has performed any illegal acts, and the investigation is at the initial stage.

(f) Judicial deposits

As of December 31, the judicial deposits in connection with these suits are presented in accordance with their nature, as follows:

	Consolidated		Parent Company

	2004	2003	2004	2003

Labor claims	150.030	110.738	111.801	83.672
Tax claims	685.831	519.584	538.754	420.215
Civil claims	666.870	679.504	115.826	100.190
Others	7.358	25.524

Total	1.510.089	1.335.350	766.381	604.077

19. Guarantees on concession contracts for oil exploration

PETROBRAS granted R$ 4.409.927 (R$ 2.619.699 in 2003) to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas. Of this total, R$ 3.478.664 (R$ 2.034.113 in 2003) represent a pledge on the oil to be extracted from previously identified fields already in production, for areas in which PETROBRAS has already made commercial discoveries or made investments with effect from the time when Law No. 9.478 of August 6, 1997 came into force and for areas whose concessions were obtained by the Sixth ANP Bidding Round. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given guarantees to a total of R$ 931.263 up to December 31, 2004 (R$ 585.586 up to December 31, 2003).

20. Segment information

PETROBRAS is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the statement of segmentation, the Company’s operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: covers, by means of PETROBRAS, BRASOIL, PNBV, PIFCo and PIB BV, exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus oil on the domestic and foreign markets and/or taking advantage of commercial opportunities;

(b) Supply: contemplates, by means of PETROBRAS, DOWNSTREAM (Refap S.A), TRANSPETRO, PETROQUISA, BRASOIL, PIFCo, BOC, PIB BV and PNBV, refining, logistics, transport and sale activities of oil products and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of PETROBRAS, GASPETRO, PETROBRAS ENERGIA and BR DISTRIBUIDORA, the transport and sale of natural gas produced in Brazil or imported, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products and alcohol in Brazil, basically represented by the operations of BR DISTRIBUIDORA; and

(e) International: covers, by means of PIB Netherlands BV, BRASOIL, PIFCo, DOWNSTREAM (EG-3), BOC and PETROBRAS, the exploration and production of oil and gas, the supply of gas and energy and distribution in 13 countries around the world.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for employees, retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) Assets: covers the assets referring to each segment.

21. Derivative instruments, hedging and risk management activities

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning Sarbanes-Oxley requirements and corporate governance best practices.

Characteristics of the markets where PETROBRAS operates

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. PETROBRAS maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of PETROBRAS’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

In Brazil, with the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where PETROBRAS operates, the following aspects apply:

  A considerable amount of PETROBRAS’ total debt and future operating cash flow is expressed in dollars, or else also in currencies closely tied to it;

  A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US dollars are significantly higher than costs and expenses denominated in that currency.

Financial Risk Management Policy

The risk management policy adopted by PETROBRAS aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by PETROBRAS is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structures that are grounded on capital discipline processes and on debt management, including:

  Low cost production – capital discipline guarantees competitive costs to all products traded;

  Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

  Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics:

  Integrated management of market risks, qualifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

  Respecting the concepts of efficient market and diversification. PETROBRAS believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, PETROBRAS’ risk management policy focuses on eliminating undesirable extreme events instead of minimizing the variance of results, cash flows, etc.;

  High transparency standards in disclosing the Company’s potential exposures.

Risk Assessment

The risk assessment regarding the Company’s strategic plan financing is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), foreign exchange and interest.

Basically, cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects in excess of US$ 25 million are assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

(a) Commodity price risk management

Like all of its peers, PETROBRAS is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

PETROBRAS’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to 6 months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

From January to December 2004, economic hedge transactions were carried out for 33,06% (40,52% in 2003) of the total volume traded (imports and exports). At December 31, 2004, the open positions on the futures market, when compared to their market value, would represent a negative result of approximately R$ 5.700, if liquidated on that date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. As of December 31, 2004, this transaction, if settled at market values, would represent a cost of approximately R$ 1.350.

The hedge transactions on natural gas in connection with the long-term sale contract for gas supplied by Bolivia to the Brazilian thermoelectric market were incorporated by Petrolera Andina S.A. and PETROBRAS in 2002, with a view to defining a protection mechanism against changes in contractual gas prices, minimizing income volatility by establishing adjustment prices and adjusting all other differences.

Petrobras Energia Participaciones S.A. - PEPSA, an indirect subsidiary of PETROBRAS, in the capacity of crude oil producer, is exposed to the related price risks and utilizes financial instruments to mitigate its exposure to the risk. These instruments take as reference the West Texas Intermediate (WTI) price, which is primarily used to determine the sales price at the physical market.

From January to December 2004, economic hedge transactions were carried out for approximately 11 million barrels of total sales. The operations settled in the period generated a loss in the approximate amount of R$ 654.012. At December 31, 2004, the open positions on the futures market, when compared to their market value, represented a negative result of approximately R$ 538.843, if liquidated on that date.

(b) Foreign currency risk management

In 2000, PETROBRAS contracted economic hedge operations to cover “Notes” issued abroad in Italian lira and Austrian shilling, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operations are known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The economic hedges of the loans in Italian lira and Austrian shilling were based on the EURO, as the two currencies only circulated until February 28, 2002.

The hedge of the shilling-denominated loan was settled in December. The hedge transaction of the Italian lira-denominated debt had a positive fair value of R$ 40.000 at December 31, 2004.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

(c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Central Bank of Brazil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates. The one exception is the indirect subsidiary Petrobras Energia Participaciones S.A. – PEPSA, which uses several derivative financial instruments with a view to reducing exposure to certain risks associated with the volatility of interest rates.

At December 31, 2004, the subsidiary holds an interest-rate economic hedge contract to manage the volatility of the Libor rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7,93% p.a. If these instruments were to be liquidated, considering the rates used at that date, a net loss of approximately R$ 3.160 would be recorded.

(d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(e) Insurance

In order to protect its assets, PETROBRAS transfers, through insurance contracts, the risks that may generate losses significantly impacting its financial position, as well as the risks subject to compulsory insurance required either legally or contractually. Other risks are self-insured, with PETROBRAS intentionally and fully assuming all the risks involved. Self-insurance is adopted when the assets involved are not economically significant or in view of a high cost benefit ratio.

The principal data relating to insurance coverage at December 31, 2004 are summarized below:

		Sum insured

Assets	Type of coverage	Consolidated	Parent Company

Installations, equipment and	Fire and sundry risks	64.330.977	52.826.807
inventories

Tankers and auxiliary vessels	Hull	2.517.168

Fixed oil platforms, floating	Oil risks	17.787.665	17.787.665
production systems and
maritime drilling units

Total		84.635.810	70.614.472

Considering its financial proportion and the commitments and investments in the areas involving Health, Safety and Environment (SMS) and Quality, PETROBRAS, similarly to other large oil companies, retains a significant amount of its risks, also by means of increasing the deductible amounts, which may reach US$ 20 million.

(f) Credit risk

Aware of the increased competitiveness in the market where it operates, PETROBRAS has sought, over the past few years, to align its credit risk policy to ongoing changes so as to maintain the ability to finance its sales without increasing its exposure to credit risks.

In 2004, a new credit analysis system, “Credit Flow”, was implemented and two Credit Committees were established: Supply and Natural Gas & Energy. These committees represent discussion forums on the several aspects relating to credit concession and management.

22. Environment

PETROBRAS’ continuous improvement in its environmental policy, as defined in the Strategic Plan, is associated with the implementation of two major programs: the Process Security Program (PSP) and the Program for Excellency in Environmental Management and Operational Safety (PEGASO).

Within the PEGASO program, in 2004 PETROBRAS continues to maintain the integrity of its facilities, to improve its contingency system and to reduce emissions, residues and effluents at its units.

These efforts have contributed to once again reduce the insurance premium paid for the Company’s operating risks in connection with its refineries and platforms, in May 2004, a decrease from US$ 31,9 million in 2003 to US$ 25,2 million in 2004, in spite of an increase in the sum insured from US$ 21.000 million to US$ 26.600 million over the same period. By December 2004, the investments in PEGASO as of its implementation, in mid-2000, totaled some R$ 8.000.000. These investments amounted approximately to R$ 1.750.000 in 2004 only.

All of PETROBRAS units in Brazil and most of its units located abroad have achieved the ISO 14001 (environment) certification and OHSAS 18000 (Occupational Health and Safety assessment System).

In 2004, PETROBRAS ENERGIA PARTICIPACIONES S.A – PEPSA introduced new policies in the Safety, Environmental and Health areas – “SMS”, representing a development of the principles in force until then. The new SMS policy includes advanced concepts such as ecoefficiency, life cycle and sustainability of operations, among others.

In this context, during 2004 an environmental study was conducted with a view to supplementing the environmental audit performed in 2003. Based on the new SMS policy, the study allowed the identification of required preventive measures, resulting in expenses of R$ 29.000 recorded by the Company in 2004. The total amount disbursed by the Company in connection with environmental protection was R$ 45.000 in 2004.

23. Remuneration of parent company directors and employees (in reais)

The PETROBRAS Career Plan, the Benefits and Advantages Plan, and specific legislation establish criteria for remuneration of Company employees and directors.

In December 2004, the highest and lowest salaries for employees occupying permanent jobs were respectively R$ 33.455,82 and R$ 818,55 (R$ 29.849,95 and R$ 730,02 in December 2003). The average salary for that year was R$ 5.622,81 (R$ 5.060,08 in 2003).

With regard to Company directors, the highest remuneration in 2004, again for December, was R$ 38.474,19 (R$ 34.327,44 in 2003).

24. Subsequent events

(a) Corporate Reorganization – Argentina

On January 21, 2005, the Extraordinary Shareholders’ Meetings held by Petrobras Energia S.A. (PESA), EG3 S.A., Petrobras Argentina S.A. (PAR) and Petrolera Santa Fe S.R.L. (PSF) approved the merger of EG3, PAR and PSF into PESA, under the terms described in the preliminary commitment agreement signed on November 12, 2004, as mentioned in Note 9 - Corporate Restructuring of the International Area. The operation is subject to approval from the Argentine regulatory agencies.

(b) Activities in Libya

On February 1, 2005, PETROBRAS informed that its consortium with Oil Search Limited was one of the successful bidders in the bidding round promoted by the National Oil Corporation (NOC) of Libya, having acquired the exploratory rights and a share in production of Area 18, located in the Mediterranean Sea, made up of four blocks with a total of 10.307 km2. PETROBRAS will be the Consortium leader and operator, with a 70% share. The production sharing contract is to be signed between the consortium and NOC by mid-February and provides for a five-year exploratory phase during which a minimum US$ 21 million will be invested.

* * *

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

BOARD OF DIRECTORS AND EXECUTIVE BOAR

BOARD OF DIRECTORS

DILMA VANA ROUSSEFF
Chairwoman

ANTONIO PALOCCI FILHO		CLÁUDIO LUIZ DA SILVA HADDAD
Councilor		Councilor

FÁBIO COLLETTI BARBOSA	ARTHUR ANTONIO SENDAS	GLEUBER VIEIRA
Councilor	Councilor	Councilor

JORGE GERDAU JOHANNPETER	JAQUES WAGNER	JOSÉ EDUARDO DE BARROS DUTRA
Councilor	Councilor	Councilor

Executive Board

JOSÉ EDUARDO DE BARROS DUTRA
CEO

GUILHERME DE OLIVEIRA ESTRELLA	ILDO LUÍS SAUER
Exploration and Production Director	Gas & Energy Director

JOSÉ SÉRGIO GABRIELLI DE AZEVEDO	NESTOR CUÑAT CERVERÓ
CFO and Investor Relations Director	International Director

RENATO DE SOUZA DUQUE	PAULO ROBERTO COSTA
Services Director	Supply Director

MARCOS MENEZES
Accountant - CRC-RJ 35.286/0-1
CPF 270.125.147-87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.